                                                        PURSUANT TO RULE 424b(1)
                                                   REGISTRATION NUMBER 333-28709

PROSPECTUS
----------
                               4,540,000 SHARES

                           KEYSTONE AUTOMOTIVE INDUSTRIES, INC.
[LOGO OF
KEYSTONE AUTOMOTIVE              COMMON STOCK
INDUSTRIES, INC.]
                               ----------------


  Of the 4,540,000 shares of Common Stock being offered hereby, 2,240,000 shares are being offered by Keystone Automotive Industries, Inc. ("Keystone" or the "Company") and 2,300,000 shares are being offered by certain shareholders (the "Selling Shareholders"). See "Principal and Selling Shareholders." The Company will not receive any proceeds from the sale of shares by the Selling Shareholders.

  The Company's Common Stock is traded on the Nasdaq National Market under the symbol "KEYS." On June 26, 1997, the last reported sale price of the Common Stock on that market was $15.75 per share. See "Price Range of Common Stock."

  SEE "RISK FACTORS" BEGINNING ON PAGE 7 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                               ----------------

THESE SECURITIES HAVE  NOT BEEN APPROVED OR DISAPPROVED BY  THE SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
  SECURITIES AND  EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES COMMISSION
  PASSED   UPON    THE   ACCURACY   OR   ADEQUACY   OF    THIS   PROSPECTUS.
   ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                        UNDERWRITING                  PROCEEDS
                            PRICE TO   DISCOUNTS AND    PROCEEDS     TO SELLING
                             PUBLIC    COMMISSIONS(1) TO COMPANY(2) SHAREHOLDERS
--------------------------------------------------------------------------------
Per Share................    $15.50        $0.89         $14.61        $14.61
--------------------------------------------------------------------------------
Total(3).................  $70,370,000   $4,040,600    $32,726,400  $33,603,000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses, estimated to be $400,000, payable by the Company.
(3) The Company and certain shareholders have granted the Underwriters a 30-day option from the date of this Prospectus to purchase up to 680,000 additional shares of Common Stock (of which the first 310,0000 shares will be sold by certain shareholders and the remaining shares will be sold by the Company) on the same terms and conditions as set forth above solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling Shareholders will be $80,910,000, $4,645,800, $38,132,100 and $38,132,100, respectively. See "Underwriting."

                               ----------------

  The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, and subject to the Underwriters' right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock offered hereby will be made on or about July 2, 1997.

                               ----------------

MORGAN KEEGAN & COMPANY, INC.
                           A.G. EDWARDS & SONS, INC.
                                                          CROWELL, WEEDON & CO.

                 THE DATE OF THIS PROSPECTUS IS JUNE 26, 1997

                              PHOTO CAPTIONS OF:

                           [KEYSTONE SERVICE CENTER]

                            [AUTOMOTIVE BODY PARTS]

                       [REMANUFACTURED ALUMINUM WHEELS]

                      [AUTOMOTIVE PAINT & BODY SUPPLIES]



  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING BY ENTERING STABILIZING BIDS OR EFFECTING SYNDICATE COVERING TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  This Prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that involve risks and uncertainties, such as statements of the Company's strategies, plans, objectives, expectations and intentions. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus.

  Except as otherwise specifically set forth, all information, financial and otherwise, with respect to Keystone Automotive Industries, Inc. ("Keystone" or the "Company") (i) includes its wholly-owned subsidiary, North Star Plating Company ("North Star"), which was combined with the Company on March 28, 1997 in a transaction accounted for as a pooling of interests, and (ii) assumes no exercise of the Underwriters' over-allotment option. See "Underwriting."

  The following summary is qualified in its entirety by the more detailed information and the financial statements and notes thereto appearing elsewhere in this Prospectus.

                                  THE COMPANY

  Keystone is the nation's leading distributor of aftermarket collision replacement parts produced by independent manufacturers for automobiles and light trucks. Keystone distributes products primarily to collision repair shops throughout most of the United States. In addition, the Company recycles and produces chrome plated and plastic bumpers and remanufactures alloy wheels. The Company's product lines consist of automotive body parts, bumpers, autoglass and remanufactured alloy wheels, as well as paint and other materials used in repairing a damaged vehicle. Keystone currently offers more than 19,000 stock keeping units to over 22,000 collision repair shop customers, out of an estimated 48,000 shops nationwide. Founded in Southern California in 1947, the Company operates a "hub and spoke" distribution system consisting of 11 regional hubs and 71 service centers located in 33 states in the West, Midwest, Northeast, Mid-Atlantic and South, as well as in Tijuana, Mexico. From these service centers, Keystone has approximately 360 professional and highly-trained salespersons who call on an average of over 5,000 collision repair shops per day.

  On March 28, 1997, a wholly-owned subsidiary of the Company merged into North Star in a transaction (the "North Star Merger") accounted for as a pooling of interests. At the time of the North Star Merger, North Star operated four regional hubs and 23 service centers located in the Midwest and Mid-Atlantic, and the Company believes that North Star was the second largest distributor of aftermarket collision replacement parts in the United States. North Star's operations are very similar to the Company's and strategically expand the Company's geographic market coverage, as only two of the North Star service centers operate in markets already served by Keystone. In addition, the North Star Merger adds depth and experience to the Company's management capabilities.

  For the fiscal year ended March 28, 1997, the Company generated record revenues, net income and net income per share of $194.3 million, $6.8 million and $0.72, respectively. These results represented increases of approximately 23.8%, 56.6% and 35.8%, respectively, over revenues of $157.0 million, net income of $4.3 million and net income per share of $0.53 in fiscal 1996. For fiscal 1995, 1996 and 1997, the Company generated increases in comparable service center sales of approximately 16%, 13% and 13%, respectively. Keystone's growth has been due primarily to a combination of (i) strategic acquisitions of independent distributors, both in new and existing geographic markets, (ii) expansion of existing product lines and introduction of new product lines and (iii) increased demand for aftermarket collision parts.

  The Aftermarket Body Parts Association ("ABPA"), the principal industry trade group, estimates that the wholesale market for aftermarket collision parts in the United States and Canada has grown since its inception in the early 1980s to between $800 million and $1.2 billion in annual expenditures in 1995, or approximately 10% of the collision parts market. Substantially all of the remainder of the collision parts market consists of parts produced by original equipment manufacturers ("OEMs"), which prior to 1980 were the sole source of all collision parts. Aftermarket collision parts generally sell for between 20% and 40% less than comparable OEM parts. According to Body Shop Business' 1996 Industry Survey, the percentage of collision repair facilities using aftermarket collision replacement parts increased from approximately 54% in 1993 to 69% in 1995. The aftermarket collision parts market has grown primarily due to the increasing availability of quality parts and cost containment efforts by the insurance industry. Industry sources estimate that approximately 87% of all automobile collision repair work in the United States is paid for in part by insurance.

  The aftermarket collision parts distribution industry is highly fragmented and is in the process of consolidation. Typically, the Company's competitors are independently owned distributors operating from one to three locations. As a result of the increasing number of aftermarket collision parts and makes and models of automobiles and light trucks, there is increasing pressure on distributors to maintain larger inventories. In addition, the trend towards larger, more efficient collision repair shops has increased the pressure on distributors to provide price concessions, just-in-time delivery and certain value-added services, such as training, that collision repair shops require in their increasingly complex and competitive industry. As a result of its competitive strengths, the Company believes that it is well-positioned to take advantage of the consolidation in its industry and to meet the increasing demands of its customers.

  Keystone believes that its growth in sales and earnings has been and will continue to be driven by its competitive strengths, which include the following:

  . Leading Market Position. As the nation's leading distributor of aftermarket collision parts, Keystone offers its customers one of the broadest available selections of aftermarket collision parts, just-in-time delivery, lower prices due to volume purchasing, worldwide product sourcing, priority access to new products and superior technical expertise.

  . Relationship with Insurance Companies. Since the founding of its business in 1947, Keystone has fostered its relationship with insurance companies, whose increasing efforts to contain the escalating cost of collision repairs have been a principal factor in the growth of the market for aftermarket collision parts.

  . Experienced Management. Keystone's executive officers have been employed by the Company for an average of 20 years, and the Company's service center managers have been employed for an average of over nine years. The experience and tenure of the Company's personnel and their long-standing relationships with collision repair shop operators have been instrumental in the growth of the Company.

  . Entrepreneurial Corporate Culture. The manager of each Keystone service center is responsible for its day-to-day operations and is eligible to earn a bonus of more than 100% of base salary based on the performance of the service center.

  . Superior Customer Service. The Company strives to provide responsive customer service and to foster close customer relations. In particular, the Company maintains large inventories of parts to meet diverse customer requirements, provides prompt delivery of customer orders, usually within 24 hours, by professional and highly-trained route salespersons and has a policy of complete customer satisfaction backed by a limited warranty of parts for as long as the repair shop's customer owns the repaired vehicle.

  . Management Information and Other Systems. The Company has developed its own computerized order taking, inventory control and management information systems in an effort to achieve additional operating efficiencies and a higher level of customer service.

  The Company intends to continue its growth through an integrated strategy of selectively acquiring other independent distributors, expanding its existing product lines and introducing new product lines. Since its initial public offering in June 1996, Keystone has acquired 30 service centers by means of the North Star Merger and six other acquisitions and has opened alloy wheel remanufacturing operations at four centers. In addition, the Company has entered into agreements which, if successfully completed, will result in an expansion into the Southwest through the acquisition of six service centers located in Arizona, Colorado, New Mexico, Nevada and Texas. The Company seeks to acquire well-established independent distributors with strong management and significant market share in order to expand into new geographic markets and to increase its penetration in existing markets. Keystone also continually expands its existing product lines as additional aftermarket collision parts become available. Since April 1991, the Company has introduced such additional products as paint and related supplies and equipment, radiators and condensers, head and tail light assemblies and autoglass. In addition, in fiscal 1996 the Company began remanufacturing alloy wheels.

  The Company's principal executive offices are located at 700 East Bonita Avenue, Pomona, California 91767, and its telephone number is (909) 624-8041.

                                  THE OFFERING

 Common Stock offered by the Company...............  2,240,000 shares
 Common Stock offered by the Selling Shareholders..  2,300,000 shares(1)
 Common Stock to be outstanding after the Offering. 11,990,000 shares(2)
 Use of proceeds................................... The net proceeds will be used primarily to pay down
                                                    the Company's bank line of
                                                    credit. The balance of the
                                                    proceeds and future
                                                    borrowings under the line
                                                    of credit will be used for
                                                    working capital and general
                                                    corporate purposes and
                                                    acquisitions. The Company
                                                    will not receive any
                                                    proceeds from the sale of
                                                    shares by the Selling
                                                    Shareholders. See "Use of
                                                    Proceeds."
 Nasdaq National Market symbol..................... KEYS

--------
(1) See "Principal and Selling Shareholders."
(2) Excludes shares reserved for issuance under the Company's 1996 Employee Stock Incentive Plan (the "Stock Incentive Plan"), of which 587,000 shares were subject to outstanding options as of May 31, 1997, at a weighted average exercise price of $12.86 per share. See "Management--Stock Incentive Plan."

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
     (In thousands, except share and per share amounts and operating data)

                                           FISCAL YEAR ENDED
                         -------------------------------------------------------
                          MARCH 26,   MARCH 25,  MARCH 31,  MARCH 29,  MARCH 28,
                            1993        1994      1995(1)     1996       1997
                         ----------- ----------- ---------  ---------  ---------
                         (UNAUDITED) (UNAUDITED)
Consolidated Statement
 of Income Data
Net sales...............  $  99,165   $ 110,918  $ 132,655  $ 157,021  $ 194,321
Gross profit............     39,766      45,205     53,336     61,890     79,269
Operating income........      2,424       3,592      5,178      8,662     12,521
Net income..............        821       1,526      2,435      4,336      6,789
                          =========   =========  =========  =========  =========
Net income per common
 share..................  $    0.10   $    0.18  $    0.29  $    0.53  $    0.72
                          =========   =========  =========  =========  =========
Weighted average common
 shares outstanding(2)..  8,313,000   8,313,000  8,255,000  8,250,000  9,408,000
                          =========   =========  =========  =========  =========
Operating Data
 (Unaudited)
Number of service
 centers(3)
 Starting sites.........         38          49         49         53         64
  Sites acquired........         14           2          6         10         10
  Sites opened..........          2          --         --          3         --
  Sites consolidated....          3           2          1          2          3
  Sites closed..........          2          --          1         --          1
 Ending sites...........         49          49         53         64         70
Comparable service
 center sales
 increase(4)
 Keystone.......................................        19%        10%        13%
 North Star.....................................         7%        22%        13%
  Combined......................................        16%        13%        13%

                                                               MARCH 28, 1997
                                                             -------------------
                                                                         AS
                                                             ACTUAL  ADJUSTED(5)
                                                             ------- -----------
Consolidated Balance Sheet Data
Working capital............................................. $26,847   $59,173
Total assets................................................  78,800    98,497
Total current liabilities...................................  35,438    22,809
Long-term debt..............................................   1,105     1,105
Shareholders' equity........................................  41,854    74,180

--------
(1) Fiscal 1995 contained 53 weeks.
(2) Includes Common Stock equivalents attributable to stock options outstanding, which are not material.
(3) Information with respect to service centers includes combined operating data of both Keystone and North Star. As a result of the North Star Merger, the Company acquired 23 service centers. Since March 28, 1997, the Company has acquired one additional service center.
(4) Comparable service center sales have been computed using sales of service centers that were open throughout both fiscal years being compared.
(5) Adjusted to reflect the sale of the shares of Common Stock offered by the Company hereunder and the application of the net proceeds at a public offering price of $15.50 per share. See "Use of Proceeds."

                                 RISK FACTORS

  This Prospectus includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical fact included in this Prospectus, including, without limitation, the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" regarding the Company's strategies, plans, objectives and expectations; the Company's ability to acquire other distributors and integrate those distributors into the Company's operations; pricing or other competitive pressures; the continued acceptance of the Company's aftermarket collision repair parts; the Company's ability to expand its existing product lines and introduce new product lines; the anticipated growth of its markets; the effect of government regulations; its future operating results; and other matters are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct. Important factors that could cause actual results to differ materially from the Company's expectations ("Cautionary Statements") are set forth in these "Risk Factors," as well as elsewhere in this Prospectus. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statements.

  Prospective investors should consider carefully the following factors, together with the other information contained in this Prospectus, in evaluating an investment in the Common Stock offered hereby.

ACQUISITION STRATEGY

  A principal component of the Company's growth strategy is to acquire other independent distributors operating in new geographic markets, as well as to increase its penetration in existing markets. Since April 1992, the Company has completed 18 acquisitions of a total of 42 service centers (including four acquisitions of 11 service centers by North Star prior to the North Star Merger), in the Northeast, Midwest, Mid-Atlantic, South and Mexico, of which 11 have been consolidated with existing locations and four have been closed. During this same period, North Star opened five additional service centers. The Company's ability to maintain or exceed its historical growth rate will depend in large part on its ability to successfully execute its acquisition strategy. The successful execution of this strategy will depend on the Company's ability to identify and to compete for appropriate acquisition candidates, to consummate such acquisitions on favorable terms (including obtaining acquisition financing, if necessary), to maintain and expand the sales and profitability of the acquired centers, and to anticipate the changes that continued growth would impose on its financial reporting and control systems, data processing systems and management. There can be no assurance that the Company will be successful in executing its strategy. Although the Company regularly evaluates new geographic markets and potential acquisition candidates, and believes that numerous acquisition opportunities exist due to the preponderance of small local and regional competitors, as of the date of this Prospectus, other than as described herein, the Company has no existing commitments or agreements with respect to any acquisition, and no assurance can be given that significant additional acquisitions can be consummated on terms favorable to the Company. See "Business -- Growth Strategy --
 Acquisitions."

ACQUISITION RISKS

  Although the Company investigates the operations and assets that it acquires, there may be liabilities that the Company fails or is unable to discover, and for which the Company as a successor owner or operator, may be responsible. The Company seeks to mitigate the risk of these potential liabilities by obtaining indemnities and warranties from the seller and, in some cases, deferring payments of a portion of the purchase price. However, these indemnities, warranties and holdbacks, if obtained, may not fully cover the liabilities due to their limited scope, amounts or duration, the limited financial resources of the indemnitor or warrantor or other reasons. In addition, the Company's acquisitions accounted for under the purchase method of accounting generally involve the recording of goodwill and deferred charges on its balance sheet, which are amortized over varying periods of time of up to 15 years. This amortization has the effect of reducing the Company's reported earnings. At March 28, 1997, the Company had recorded $1.3 million in goodwill, net of accumulated amortization. The Company had also recorded $2.4 million in deferred charges net of accumulated amortization, primarily related to noncompetition agreements, which are amortized over the terms of those agreements.

  The efficient and effective integration of acquired companies' operations is necessary for the Company's acquisition strategy to be successful. This generally requires, among other things, an integration of purchasing, distribution, marketing and sales efforts, pricing, employee benefits policies, liquidity and capital expenditure requirements, management teams and management information and other systems. The challenges of integration may be increased by the need to coordinate geographically separated organizations. In addition, the integration generally requires a commitment of management resources which may temporarily divert attention from day-to-day operations of the Company.

  The North Star Merger was only recently consummated. Although the Company expects that the North Star Merger will result in benefits to the combined companies, there can be no assurance that the integration issues described above with respect to the combination of the two companies can be dealt with in an efficient and effective manner. The inability of management to successfully integrate the two companies could have a material adverse effect on the business and the future results of operations of the Company.

COMPETITION

  Based upon industry estimates, the Company believes that 85% of collision parts for automobiles and light trucks are supplied by OEMs, compared with approximately 10% by independent distributors of aftermarket collision parts and an additional 5% by distributors of salvaged parts. The Company competes directly with, and encounters intense competition from, OEMs, all of which have substantially greater financial, distribution, marketing and other resources, including greater brand recognition and a broader selection of collision parts. Accordingly, OEMs are in a position to exert pricing and other competitive pressures on the Company and other independent distributors, which could have a material adverse effect on the results of operations of the Company. The aftermarket collision parts distribution industry is highly fragmented. Typically, the Company's competitors are independently owned distributors having from one to three distribution centers. The Company anticipates that it will encounter significant competition in the future, including competition from OEMs, automobile dealerships, distributors of salvage parts, buying groups and other large distributors. See "Business --
 Competition."

DEPENDENCE ON KEY AND FOREIGN SUPPLIERS

  The Company is dependent on a small number of suppliers. For the fiscal year ended March 28, 1997, the ten largest suppliers accounted for approximately 43% of the products purchased by the Company. Although alternative suppliers exist for substantially all products distributed by the Company, the loss of any one supplier could have a material adverse effect on the Company until alternative suppliers are located and have commenced providing products. In fiscal 1997, approximately 75% of the products distributed by the Company were manufactured in the United States or Canada and approximately 25% were imported directly from manufacturers in Taiwan. As a result, the Company's operations are subject to the customary risks of doing business abroad, including, among other things, transportation delays, political instability, expropriation, currency fluctuations and the imposition of tariffs, import and export controls and other non-tariff barriers (including changes in the allocation of quotas), as well as the uncertainty regarding future relations between China and Taiwan. The percentage of imported products may decline in the future if sales of autoglass, paint and related supplies and equipment and remanufactured alloy wheels, which are manufactured in the United States, continue to grow. Any significant disruption in the Company's Taiwanese sources of supply or in its relationship with its suppliers located in Taiwan could have a material adverse effect on the Company. See "Business --
 Suppliers."

CONTINUED ACCEPTANCE OF AFTERMARKET COLLISION PARTS

  Based upon industry sources, the Company estimates that approximately 87% of automobile collision repair work is paid for in part by insurance; accordingly, the Company's business is highly dependent upon the continued acceptance of such parts by the insurance industry. The Company's business is also dependent upon the continued acceptance of such parts by collision repair shops, consumers and governmental agencies. See "Business -- Industry Overview" and "Business -- Prior Ford Litigation."

CONSOLIDATION IN THE COLLISION REPAIR INDUSTRY

  The collision repair shop industry is in the process of consolidation. The trend towards larger, more efficient repair shops will increase the competition among distributors for the remaining accounts and the pressure on distributors to provide price concessions, just-in-time delivery, larger inventories, training and other value-added services, which may have a material adverse effect on the Company's sales and profitability. See "Business -- Industry Overview."

DECLINE IN THE NUMBER OF COLLISION REPAIRS

  The number of collision repairs has declined significantly in recent years, and may continue to do so, due to, among other things, automotive safety improvements, more rigorous enforcement of stricter drunk driving laws resulting in fewer accidents and the increase in unit body construction and higher collision repair costs resulting in a larger number of automobiles being declared a total loss in lieu of being repaired. The continuation of such decline may have a material adverse effect on the Company. See
"Business -- Industry Overview --  Consolidation."

VARIABILITY OF QUARTERLY RESULTS AND SEASONALITY

  The Company has experienced, and expects to continue to experience, variations in its sales and profitability from quarter to quarter due, in part, to the timing and integration of acquisitions and to the seasonal nature of the Company's business. The number of collision repair jobs is directly impacted by the weather. Other factors which influence quarterly variations include the reduced number of business days during the holiday seasons, the timing of the introduction of new products, the level of consumer acceptance of new products, general economic conditions that affect consumer spending, the timing of supplier price changes and the timing of expenditures in anticipation of increased sales and customer delivery requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Variability of Quarterly Results and Seasonality."

RELIANCE ON KEY PERSONNEL

  The operations of the Company depend to a great extent on the efforts of its executive officers, including Charles J. Hogarty, Al A. Ronco, Kim D. Wood (who joined the Company in March 1997 in connection with the North Star Merger) and John M. Palumbo. The loss of the services of any such person, or the failure of the Company to attract and retain other qualified personnel, could have a material adverse effect on its operations. Although the Company has employment agreements with Messrs. Hogarty, Ronco and Wood, such agreements may be ineffective in enabling the Company to retain the services of such officers or restricting them from competing with the Company in the event of a termination of employment. In addition, although the Company has generally been successful in retaining the services of its senior management to date, there can be no assurance that it will be able to do so in the future. See "Business -- Competitive Strengths" and "Management." In addition, see "Certain Transactions" with respect to the resignation in May 1997 of Virgil K. Benton II, the former Chairman of the Board and Chief Executive Officer of the Company.

COMPLIANCE WITH GOVERNMENT REGULATIONS; ENVIRONMENTAL HAZARDS

  The Company is subject to increasing restrictions imposed by various federal, state and local laws and regulations. Various state and federal regulatory agencies, such as the Occupational Safety and Health

Administration and the United States Environmental Protection Agency (the "EPA"), have jurisdiction over the Company's operations with respect to matters including worker safety, community and employee "right-to-know" laws, and laws regarding clean air and water. Under various federal, state and local laws and regulations, an owner or lessee of real estate or the operator of a business may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, property owned or used in the business, as well as related costs of investigation and property damage. Such laws often impose such liability without regard to whether the owner, lessee or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Other than as described below with respect to its bumper plating operations, the Company does not currently generate substantial hazardous waste in the ordinary course of its business. The Company believes that it currently is in substantial compliance with all applicable laws and regulations, and is not aware of any material environmental problem at any of its current or former facilities. No assurance can be given, however, that the Company's prior activities or the activities of a prior owner or operator of an acquired service center or other facility did not create a material environmental problem for which the Company could be responsible or that future uses or conditions (including, without limitation, changes in applicable laws and regulations) will not result in material environmental liability to the Company. Furthermore, compliance with legislative or regulatory changes may cause future increases in the Company's operating costs or otherwise adversely affect operations. Certain of the Company's products, such as paints and solvents, are highly flammable. Accordingly, the storage and transportation of these materials expose the Company to the inherent risk of fire.

  The Company acquired North Star's bumper plating operations in connection with the North Star Merger. In addition, the Company currently conducts limited bumper plating operations at one site and previously conducted similar operations at 11 additional sites which were closed between 1983 and 1993. See "Business -- Products-- Bumpers." The Company's bumper plating operations, which use a number of hazardous materials, are subject to a variety of federal and state laws and regulations relating to environmental matters, including the release of hazardous materials into the air, water and soil. The Company endeavors to ensure that its bumper plating operations comply with applicable environmental laws and regulations. Compliance with such laws and regulations has not had a material effect on the Company's capital expenditures, earnings or competitive position, and no material capital expenditures with respect to the Company's bumper plating operations are anticipated for the remainder of this fiscal year. Although the Company believes it is in substantial compliance with all applicable environmental laws and regulations relating to its bumper plating operations, there can be no assurance that the Company's current or former operations have not, or will not in the future, violate such laws and regulations or that compliance with such laws and regulations will not have a material adverse effect on the Company's operations. Any inadvertent mishandling of hazardous materials or similar incident could result in costly remediation efforts and administrative and legal proceedings, which could materially and adversely affect the Company's business and results of operations. In addition, future environmental regulations could add to overall costs of the Company's bumper plating business or otherwise materially and adversely affect these operations. See "Business -- Government Regulation and Environmental Hazards."

ANTI-TAKEOVER PROVISIONS

  The ownership positions of the existing officers and directors of Keystone, together with the anti-takeover effect of certain provisions in the California General Corporation Law and in Keystone's Articles of Incorporation and Bylaws, may delay, defer or prevent a change in control of Keystone, may discourage bids for Keystone's Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of the Common Stock. See "Description of Capital Stock."

VOLATILITY OF STOCK PRICE

  The trading price of the Company's Common Stock has been, and is likely to continue to be, subject to significant fluctuations in response to quarterly variations in the Company's actual or anticipated operating results, changes in general market conditions and other factors. In recent years, the stock market generally has experienced significant price and volume fluctuations which often have been unrelated or disproportionate to the operating performance of a specific company or industry. There can be no assurance that the market price of the Company's Common Stock will not decline below the current market price. It is possible that in some future quarter, the Company's operating results will be below the expectations of public market analysts or investors. In such event, the price of the Company's Common Stock may be materially and adversely affected. See "Price Range of Common Stock."

SHARES ELIGIBLE FOR FUTURE SALE

  At May 31, 1997, there were 9,750,000 shares of Common Stock outstanding. Of these shares, the 3,105,000 shares sold in the Company's initial public offering and the 2,450,000 shares issued in the North Star Merger are freely tradeable without restriction or further registration under the Securities Act, except for any such shares held by an "affiliate" of the Company. The remaining 4,195,000 shares are "restricted securities" as that term is defined in Rule 144 under the Securities Act, and, accordingly, may not be sold without registration under the Securities Act or pursuant to an applicable exemption therefrom. Of these shares, 1,700,000 shares are being included in this Offering by certain of the Selling Shareholders. See "Principal and Selling Shareholders." The market price of the Company's Common Stock could be adversely affected by the availability for sale of such shares or of shares which may be issued under the Company's Stock Incentive Plan. The Company and certain of its officers, directors and shareholders have agreed, in connection with this Offering, not to offer, sell, contract to sell, transfer or otherwise dispose of, directly or indirectly, shares of Common Stock held by them in the public market, without the prior written consent of the Underwriters. This lock-up period will expire 180 days from the date of this Prospectus, at which time such shares will become eligible for sale in the public market under Rule 144. Upon expiration of the lock-up period, the market price for the Company's Common Stock could be materially and adversely affected by the sale or availability for sale of such shares. See
"Management -- Stock Incentive Plan" and "Description of Capital Stock --
 Shares Eligible for Future Sale."

                                USE OF PROCEEDS

  The net proceeds to be received by the Company from the sale of the 2,240,000 shares of Common Stock offered by it in this Offering, after deducting underwriting discounts and commissions and offering expenses, are estimated to be $32.3 million. The Company will not receive any proceeds from the sale of shares by the Selling Shareholders.

  The net proceeds of the Offering will be used primarily to pay down the Company's indebtedness under its $25.0 million unsecured revolving line of credit, which indebtedness was incurred for general corporate purposes and acquisitions. At May 31, 1997, the outstanding balance under the Company's primary revolving bank line of credit was $19.3 million, which bears interest at LIBOR plus 0.75% (6.46% at May 31, 1997). The line of credit expires in March 1998. The amounts repaid under the line of credit will be reborrowed from time to time and may be used, together with the remaining net proceeds of this Offering, for working capital and general corporate purposes and acquisitions. See "Business -- Growth Strategy." For further information with respect to the Company's line of credit, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and Note 5 of Notes to Consolidated Financial Statements.

                                DIVIDEND POLICY

  The Company has never paid cash dividends on its Common Stock. The Company currently intends to retain any future earnings to provide funds to operate and expand its business and does not anticipate paying cash dividends on its Common Stock in the foreseeable future. The payment of dividends is within the discretion of the Company's Board of Directors, and will depend upon, among other things, the Company's earnings, financial condition and capital requirements, general business conditions and any restrictions in credit agreements.

                          PRICE RANGE OF COMMON STOCK

  The Company's Common Stock began trading publicly on the Nasdaq National Market under the symbol "KEYS" on June 20, 1996. The following table sets forth, for the periods indicated, the range of high and low sale prices for Keystone's Common Stock as reported by the Nasdaq National Market. These prices do not include retail mark-ups, markdowns or commissions.

                                                                    HIGH   LOW
                                                                   ------ ------
Fiscal 1997
  First Quarter (beginning June 20, 1996)......................... $10.50 $ 9.25
  Second Quarter..................................................  13.75  10.13
  Third Quarter...................................................  17.25  12.00
  Fourth Quarter..................................................  18.13  15.50
Fiscal 1998
  First Quarter (through June 26, 1997)........................... $16.75 $14.38

  On June 26, 1997, the last reported sale price for the Common Stock of the Company as reported on the Nasdaq National Market was $15.75 per share. As of June 5, 1997, there were approximately 93 shareholders of record of the Common Stock.

                                CAPITALIZATION

  The following table sets forth the short-term debt and the capitalization of the Company at March 28, 1997 and as adjusted as of that date to give effect to the sale of the 2,240,000 shares of Common Stock offered by the Company at a public offering price of $15.50 per share and the anticipated use of the estimated net proceeds therefrom. See "Use of Proceeds." The information set forth below should be read in conjunction with the Company's consolidated financial statements and notes thereto.

                                                                MARCH 28, 1997
                                                               ----------------
                                                                          AS
                                                               ACTUAL  ADJUSTED
                                                               ------- --------
                                                                (IN THOUSANDS)
Short-term debt:
  Line of credit.............................................. $12,629 $   --
  Bankers acceptances and short-term debt.....................   3,538   3,538
  Long-term debt, due within one year.........................     741     741
                                                               ------- -------
    Total short-term debt..................................... $16,908 $ 4,279
                                                               ======= =======
Long-term debt................................................ $ 1,105 $ 1,105
Shareholders' equity:
  Preferred Stock, no par value; 3,000,000 shares authorized;
   none issued and outstanding................................     --      --
  Common Stock, no par value; 20,000,000 shares authorized;
   9,750,000 shares issued and outstanding; 11,990,000 shares as adjusted(1).............................................  15,921  48,247
Additional paid-in capital....................................     553     553
Retained earnings.............................................  25,380  25,380
                                                               ------- -------
    Total shareholders' equity................................  41,854  74,180
                                                               ------- -------
    Total capitalization...................................... $42,959 $75,285
                                                               ======= =======

--------
(1) Does not include shares of Common Stock reserved for issuance under the Stock Incentive Plan, of which 587,000 shares were subject to outstanding options as of May 31, 1997, at a weighted average exercise price of $12.86 per share. See "Management -- Stock Incentive Plan."

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated financial data presented below for, and as of the end of, each of the fiscal years in the two-year period ended March 28, 1997 have been derived from financial statements of the Company, which have been audited by Ernst & Young LLP, independent auditors, appearing elsewhere in this Prospectus. The selected financial data presented below for, and as of the end of the fiscal year ended March 31, 1995, have been derived from the financial statements audited by Ernst & Young LLP, of which the balance sheet is not included in this Prospectus. The selected financial data presented below for, and as of the end of, each of the fiscal years in the two-year period ended March 25, 1994 have been derived from unaudited financial statements of the Company not included herein and which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the years ended March 26, 1993 and March 25, 1994. The operating data presented below were derived from unaudited information maintained by the Company.

                          (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS AND
                                             OPERATING DATA)
                                            FISCAL YEAR ENDED
                          -------------------------------------------------------
                           MARCH 26,   MARCH 25,  MARCH 31,  MARCH 29,  MARCH 28,
                             1993        1994       1995(1)    1996       1997
                          ----------- ----------- ---------  ---------  ---------
                          (UNAUDITED) (UNAUDITED)
CONSOLIDATED STATEMENT
 OF INCOME DATA
Net sales...............   $  99,165   $ 110,918  $ 132,655  $ 157,021  $ 194,321
Cost of sales...........      59,399      65,713     79,319     95,131    115,052
                           ---------   ---------  ---------  ---------  ---------
Gross profit............      39,766      45,205     53,336     61,890     79,269
Selling and distribution
 expenses...............      30,632      33,773     38,601     43,800     53,503
General and administra-
 tive expenses..........       6,710       7,840      9,557      9,428     12,340
Merger costs............         --          --         --         --         905
                           ---------   ---------  ---------  ---------  ---------
Operating income........       2,424       3,592      5,178      8,662     12,521
Interest expense........       1,037         824      1,200      1,490      1,297
                           ---------   ---------  ---------  ---------  ---------
Income before income
 taxes..................       1,387       2,768      3,978      7,172     11,224
Income taxes............         566       1,108      1,543      2,836      4,435
Cumulative effect of
 accounting change for
 income taxes...........         --          134        --         --         --
                           ---------   ---------  ---------  ---------  ---------
Net income..............   $     821   $   1,526  $   2,435  $   4,336  $   6,789
                           =========   =========  =========  =========  =========
Net income per share....       $0.10       $0.18      $0.29      $0.53      $0.72
                           =========   =========  =========  =========  =========
Weighted average common
 shares
 outstanding(2).........   8,313,000   8,313,000  8,255,000  8,250,000  9,408,000
OPERATING DATA (UNAU-
 DITED)
Number of service cen-
 ters (3)
  Starting sites........          38          49         49         53         64
   Sites acquired.......          14           2          6         10         10
   Sites opened.........           2          --         --          3         --
   Sites consolidated...           3           2          1          2          3
   Sites closed.........           2          --          1         --          1
                           ---------   ---------  ---------  ---------  ---------
  Ending sites..........          49          49         53         64         70
                           =========   =========  =========  =========  =========
Comparable service
 center sales
 increase(4)
  Keystone..............                                 19%        10%        13%
  North Star............                                  7%        22%        13%
   Combined.............                                 16%        13%        13%

                          MARCH 26,   MARCH 25,  MARCH 31, MARCH 29,      MARCH 28,
                            1993        1994       1995(1)   1996           1997
                         ----------- ----------- --------- --------- -------------------
                                                                                 AS
                         (UNAUDITED) (UNAUDITED)                     ACTUAL  ADJUSTED(5)
                         ----------- -----------                     ------- -----------
CONSOLIDATED BALANCE
 SHEET DATA
Working capital.........   $10,402     $11,518    $13,583   $16,954  $26,847   $59,173
Total assets............    39,859      45,613     49,811    64,715   78,800    98,497
Total current
 liabilities............    22,321      26,971     27,429    35,063   35,438    22,809
Long-term debt..........     2,346       1,666      2,505     5,904    1,105     1,105
Shareholders' equity....    14,370      16,278     19,107    23,443   41,854    74,180

--------
(1) Fiscal 1995 contained 53 weeks.

(2) Includes Common Stock equivalents attributable to stock options outstanding, which are not material.

(3) Information with respect to service centers includes combined operating data of both Keystone and North Star. As a result of the North Star Merger, the Company acquired 23 service centers. Since March 28, 1997, the Company has acquired one additional service center.

(4) Comparable service center sales have been computed using sales of service centers that were open throughout both fiscal years being compared.

(5) As adjusted to reflect the sale of shares of Common Stock offered by the Company hereunder and the application of the net proceeds at a public offering price of $15.50 per share. See "Use of Proceeds."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis is qualified in its entirety by, and should be read in conjunction with, the "Selected Consolidated Financial Data" and the financial statements and notes thereto included elsewhere in this Prospectus. Except for the historical information contained herein, the matters addressed in this Prospectus constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such forward-looking statements are subject to a variety of risks and uncertainties, such as statements of the Company's strategies, plans, objectives, expectations and intentions, that could cause the Company's actual results to differ materially from those anticipated in these forward-looking statements. The Cautionary Statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus.

RECENT ACQUISITIONS

  On March 28, 1997, the Company completed the North Star Merger which was accounted for as a pooling of interests, in which the Company issued 2,450,000 shares of its Common Stock. The pooling of interests method of accounting requires that financial information be presented on an historical combined basis for all periods presented. Therefore, unless otherwise indicated, the following discussion of results of operations and liquidity and capital resources reflects the combined companies. See "Index to Financial Statements."

  In August 1996, the Company acquired five service centers located in Mobile, Montgomery, Birmingham, Dothan and Huntsville, Alabama from After Market Parts & Supply, Inc. In September 1996, the Company acquired the assets of Southern Wrecker Sales, Inc. ("Augusta") located in Augusta, Georgia. Augusta will be operated as a depot of the Company's Atlanta service center. Also in September 1996, the Company acquired the assets related to the aftermarket collision replacement parts business of Glenn Automotive Paint & Body Supply, Inc. ("Glenn"). Glenn operated two locations, Atlanta, Georgia and Chattanooga, Tennessee, which have been consolidated into the Company's existing service centers in those cities. In October 1996, the Company acquired the assets related to the bumper distribution business of Stockton Plating, Inc. located in Stockton, California. These acquisitions were accounted for under the purchase method of accounting.

RESULTS OF OPERATIONS

  The following table sets forth, for the periods indicated, certain selected income statement items as a percentage of net sales.

                                                         FISCAL YEAR ENDED
                                                   -----------------------------
                                                   MARCH 31, MARCH 29, MARCH 28,
                                                     1995      1996      1997
                                                   --------- --------- ---------
   Net sales......................................   100.0%    100.0%    100.0%
   Cost of sales..................................    59.8      60.6      59.2
                                                     -----     -----     -----
   Gross profit...................................    40.2      39.4      40.8
   Selling and distribution expenses..............    29.1      27.9      27.5
   General and administrative expenses............     7.2       6.0       6.4
   North Star Merger costs........................     --        --        0.5
                                                     -----     -----     -----
   Operating income...............................     3.9       5.5       6.4
   Interest expense...............................     0.9       0.9       0.6
                                                     -----     -----     -----
   Income before income taxes.....................     3.0       4.6       5.8
   Income taxes...................................     1.2       1.8       2.3
                                                     -----     -----     -----
   Net income.....................................     1.8%      2.8%      3.5%
                                                     =====     =====     =====

Fiscal 1997 Compared to Fiscal 1996

  Net sales were $194.3 million in fiscal 1997 compared to $157.0 million in fiscal 1996, an increase of $37.3 million, or 23.8%. This increase was due primarily to an increase of $14.2 million in sales of automotive body parts, an increase of $10.1 million in sales of paint and related materials and an increase of $9.5 million in sales of new and recycled bumpers, which represent increases of approximately 23.5%, 40.7% and 14.7%, respectively, over fiscal 1996. In addition, the Company sold $2.9 million of remanufactured alloy wheels in fiscal 1997 compared to $250,000 in the prior fiscal year, an increase of 1,060%.

  The increased net sales were attributable primarily to an increase in the number of service centers in operation and an increase in unit volume. Price increases were not a material factor in increased net sales.

  Gross profit increased to $79.3 million (40.8% of net sales) in fiscal 1997 from $61.9 million (39.4% of net sales) in fiscal 1996, an increase of 28.1%, primarily as a result of the increase in net sales. The Company's gross profit margin has fluctuated, and is expected to continue to fluctuate, depending on a number of factors, including changes in product mix, acquisitions and competition.

  Selling and distribution expenses increased to $53.5 million (27.5% of net sales) in fiscal 1997 from $43.8 million (27.9% of net sales) in fiscal 1996, an increase of 22.2%. The decrease in these expenses as a percentage of net sales was generally the result of certain fixed costs being absorbed over a larger revenue base, which were partially offset by costs associated with consolidating and assimilating acquisitions.

  General and administrative expenses increased to $12.3 million (6.4% of net sales) in fiscal 1997 from $9.4 million (6.0% of net sales) in fiscal 1996, an increase of 30.9%. The increase in these expenses as a percentage of net sales in fiscal 1997 was primarily the result of costs incurred in assimilating acquired operations.

  In addition, during fiscal 1997, the Company incurred $905,000 of costs related to the North Star Merger, consisting primarily of legal, accounting and regulatory fees which were required to be expensed as incurred. All costs associated with the North Star Merger were expensed in fiscal 1997.

  As a result of the above factors, net income increased to $6.8 million (3.5% of net sales) in fiscal 1997 from $4.3 million (2.8% of net sales) in fiscal 1996. The increase in net income as a percentage of net sales was primarily the result of an increase in gross profit as a percentage of sales. Gross profit margin in fiscal 1997 increased primarily as a result of changes in product mix, including an increase in the sale of remanufactured alloy wheels. However, there can be no assurance that the Company can maintain its gross profit margin at the level experienced in fiscal 1997, which was above historical levels.

 Fiscal 1996 Compared to Fiscal 1995

  Net sales were $157.0 million in fiscal 1996 compared to $132.7 million in fiscal 1995, an increase of $24.3 million, or 18.4%. This increase was due primarily to an increase of $11.0 million in sales of automotive body parts, an increase of $8.0 million in sales of new and recycled bumpers and an increase of $5.3 million in the sale of paint and related materials, which represent increases of approximately 22.3%, 14.1% and 28.2%, respectively, over fiscal 1995.

  Increased net sales were attributable primarily to an increase in the number of service centers in operation, including centers acquired in fiscal 1995 for which fiscal 1996 was the first full year that results of operations were included with the Company's, and an increase in unit volume. Price increases were not a material factor in increased net sales.

  Gross profit increased to $61.9 million in fiscal 1996 from $53.3 million in fiscal 1995, an increase of 16.0%, primarily as a result of the increase in sales. Gross profit decreased as a percentage of sales from 40.2% in fiscal 1995 to 39.4% in fiscal 1996, primarily as a result of changes in product mix.

  Selling and distribution expenses increased to $43.8 million (27.9% of net sales) in fiscal 1996 from $38.6 million (29.1% of net sales) in fiscal 1995, an increase of 13.5%. The decrease in these expenses as a percentage of net sales is generally the result of certain fixed costs being absorbed over a larger revenue base, which were partially offset by costs associated with consolidating and assimilating acquisitions.

  General and administrative expenses decreased to $9.4 million (6.0% of net sales) in fiscal 1996 from $9.6 million (7.2% of net sales) in fiscal 1995, a reduction of 1.3%. These expenses decreased in amount and as a percentage of net sales in fiscal 1996 as a result of a net reduction in certain charges incurred in fiscal 1996 of $1.4 million as compared to fiscal 1995, of which $1.2 million represented compensation paid in fiscal 1995 pursuant to the Company's restricted stock option plan.

  As a result of the above factors, net income increased to $4.3 million (2.8% of net sales) in fiscal 1996 from $2.4 million (1.8% of net sales) in fiscal 1995. The increase in net income as a percentage of net sales was primarily the result of a decrease in operating expenses as a percentage of net sales from 36.3% in fiscal 1995 to 33.9% in fiscal 1996, which was partially offset in part by a decrease in gross profit margin from 40.2% in fiscal 1995 to 39.4% in fiscal 1996. The decrease in operating expenses in fiscal 1996 related primarily to certain charges incurred in 1995 which are not expected in future years and, consequently, the Company does not expect to realize significant decreases in operating expenses as a percentage of sales in the future.

VARIABILITY OF QUARTERLY RESULTS AND SEASONALITY

  The Company has experienced, and expects to continue to experience, variations in its sales and profitability from quarter to quarter due, in part, to the timing and integration of acquisitions and the seasonal nature of Keystone's business. The number of collision repairs is directly impacted by the weather. Accordingly, the Company's sales generally are highest during the five-month period between December and April. Such seasonality may be reduced somewhat in the future as Keystone becomes more geographically diversified. Other factors which influence quarterly variations include the reduced number of business days during the holiday seasons, the timing of the introduction of new products, the level of consumer acceptance of new products, general economic conditions that affect consumer spending, the timing of supplier price changes and the timing of expenditures in anticipation of increased sales and customer delivery requirements.

  The following unaudited table sets forth the Company's net sales, operating income and net income for the eight quarters ended March 28, 1997. The operating results for any quarter are not necessarily indicative of the results of any future period.

                                      FISCAL 1996                     FISCAL 1997
                            ------------------------------- -------------------------------
                             FIRST  SECOND   THIRD  FOURTH   FIRST  SECOND   THIRD  FOURTH
                            QUARTER QUARTER QUARTER QUARTER QUARTER QUARTER QUARTER QUARTER
                            ------- ------- ------- ------- ------- ------- ------- -------
   Net sales............... $34,667 $35,420 $38,763 $48,171 $45,561 $43,894 $49,905 $54,961
   Operating income........   1,596   1,717   2,346   3,003   3,017   2,846   3,555   3,103
   Net income..............     760     824   1,199   1,553   1,519   1,636   1,857   1,777


LIQUIDITY AND CAPITAL RESOURCES

  In June 1996, Keystone completed an initial public offering of 1,500,000 shares of its Common Stock, yielding net proceeds to the Company, after discounts, commissions and expenses, of $11.6 million. An additional 1,605,000 shares were sold by shareholders.

  Approximately $10.9 million of the proceeds were used to pay down the Company's revolving credit facility with a commercial bank and approximately $700,000 of the proceeds were used to retire two outstanding mortgages on the Company's facilities located in Bethlehem, Pennsylvania and Louisville, Kentucky. Subsequently, $5.4 million under the Company's line of credit was used to fund acquisitions.

  On March 25, 1997, the Company entered into a revolving loan agreement with a commercial lender that provides for a $25.0 million unsecured credit facility that expires on March 24, 1998. Advances under the revolving line of credit bear interest at LIBOR plus 0.75% (6.46% at May 31, 1997). At May 31, 1997, the outstanding balance of the line of credit was $19.3 million. The revolving loan agreement is subject to certain restrictive covenants and requires that the Company maintain certain financial ratios. The Company was in compliance with all covenants as of March 28, 1997.

  The Company's primary need for funds has been to finance the growth of inventory and accounts receivable and acquisitions. At March 28, 1997, working capital was $26.8 million compared to $17.0 million at March 29, 1996. Historically, the Company has financed its working capital requirements from its cash flow from operations, advances drawn under lines of credit and, to a limited extent, indebtedness to certain of the sellers of acquired service centers.

  The Company believes that its cash flow from operations and the credit available under its line of credit will enable it to finance its anticipated growth in sales (excluding growth from acquisitions) for at least the next 12 months.

  The Company believes that consolidation among independent distributors of aftermarket collision parts is creating opportunities for the Company to acquire service centers in new and existing markets. The Company intends to explore acquisition opportunities that may arise from time to time. To date, the Company's acquisitions have been financed by cash flow from operations, advances drawn under its credit facilities and indebtedness to certain of the sellers of acquired service centers. The Company is offering the shares set forth in this Prospectus primarily to allow it to implement its acquisition strategy. As of the date of this Prospectus, other than as described herein, there are no existing commitments or agreements with respect to any acquisition and no assurance can be given that significant additional acquisitions can be consummated on terms favorable to the Company. See "Business -- Growth Strategy -- Acquisitions." Once the proceeds of this Offering are utilized, the Company may incur indebtedness or issue equity or debt securities to third parties or the sellers of the acquired businesses to complete additional acquisitions. There can be no assurance that additional capital, if and when required, will be available on terms acceptable to the Company, or at all. In addition, current and future issuance of equity securities, if any, will result in dilution to the shareholders of the Company, including investors in this Offering.

INFLATION

  The Company does not believe that the relatively moderate rates of inflation over the past three years have had a significant effect on its net sales or its profitability.

NEW ACCOUNTING STANDARDS

  In March 1995, the FASB issued Statement No. 121, Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company has adopted Statement 121 in fiscal 1997 and the effect of adoption was not material. In October 1995, the FASB issued Statement No. 123, Accounting for Stock-based Compensation, which establishes financial accounting and reporting standards for stock-based compensation plans. The Company has adopted Statement No. 123 in fiscal 1997.

                                   BUSINESS

GENERAL

  Keystone is the nation's leading distributor of aftermarket collision replacement parts produced by independent manufacturers for automobiles and light trucks. Keystone distributes products primarily to collision repair shops throughout most of the United States. In addition, the Company recycles and produces chrome plated and plastic bumpers and remanufactures alloy wheels. The Company's product lines consist of automotive body parts, bumpers, autoglass and remanufactured alloy wheels, as well as paint and other materials used in repairing a damaged vehicle. Keystone currently offers more than 19,000 stock keeping units to over 22,000 collision repair shop customers, out of an estimated 48,000 shops nationwide. Founded in Southern California in 1947, the Company operates a "hub and spoke" distribution system consisting of 11 regional hubs and 71 service centers located in 33 states in the West, Midwest, Northeast, Mid-Atlantic and South, as well as in Tijuana, Mexico. From these service centers, Keystone has approximately 360 professional and highly-trained salespersons who call on an average of over 5,000 collision repair shops per day.

  On March 28, 1997, a wholly-owned subsidiary of the Company merged into North Star in a transaction (the "North Star Merger") accounted for as a pooling of interests. At the time of the North Star Merger, North Star operated four regional hubs and 23 service centers located in the Midwest and Mid-Atlantic, and the Company believes that North Star was the second largest distributor of aftermarket collision replacement parts in the United States. North Star's operations are very similar to the Company's and strategically expand the Company's geographic market coverage, as only two of the North Star service centers operate in markets already served by Keystone. In addition, the North Star Merger adds depth and experience to the Company's management capabilities.

  For the fiscal year ended March 28, 1997, the Company generated record revenues, net income and net income per share of $194.3 million, $6.8 million and $0.72, respectively. These results represented increases of approximately 23.8%, 56.6% and 35.8%, respectively, over revenues of $157.0 million, net income of $4.3 million and net income per share of $0.53 in fiscal 1996. For fiscal 1995, 1996 and 1997, the Company generated increases in comparable service center sales of approximately 16%, 13% and 13%, respectively. Keystone's growth has been due primarily to a combination of (i) strategic acquisitions of independent distributors, both in new and existing geographic markets, (ii) expansion of existing product lines and introduction of new product lines and (iii) increased demand for aftermarket collision parts.

INDUSTRY OVERVIEW

  History. The Aftermarket Body Parts Association ("ABPA") estimates that the wholesale market for aftermarket collision parts in 1995 ranged between $800 million and $1.2 billion in annual expenditures, or approximately 10% of the collision parts market. In addition, industry sources estimate that wholesale sales of paint and related supplies and equipment for collision repair, which constitute a growing part of the Company's business, accounted for approximately $2.4 billion in 1995. Substantially all of the remainder of the collision parts market consists of parts produced by OEMs, and a substantial number of collision parts are available exclusively from OEMs and are likely to remain so. The growth in sales of aftermarket collision parts has been due primarily to the increased availability of quality parts and to cost containment efforts by the insurance industry.

  Before 1980, automotive collision parts were manufactured almost exclusively by OEMs. During the 1960s and 1970s, due to prohibitive tariffs in Taiwan on imported automobiles and restrictions on foreign ownership of manufacturing facilities in Taiwan, certain Taiwanese automobile manufacturers commenced producing automobiles for sale in Taiwan. Since the early 1980s, these Taiwanese manufacturers have sought to reduce the effect on their business of the cyclical demand for new automobiles by producing aftermarket collision parts.

  Collision Repair Industry Insight ("Insight"), an industry trade publication, estimates that approximately 87% of all automobile collision repair work is paid for in part by insurance. Accordingly, major insurance companies exert significant influence over the selection of collision parts used by collision repair shops. The availability of aftermarket collision parts has been a major factor in the insurance industry's efforts to contain the escalating cost of collision repairs. According to Body Shop Business' 1996 Industry Survey, the percentage of collision repair facilities using aftermarket collision replacement parts increased from approximately 54% in 1993 to 69% in 1995.

  Aftermarket collision parts generally sell for between 20% and 40% less than comparable OEM parts. The ABPA estimates that the competition afforded by aftermarket collision parts has resulted in price reductions of between 25% and 50% for selected OEM collision parts, and that the availability of aftermarket collision parts saved insurance companies approximately $800 million in 1994 by providing consumers with less expensive aftermarket parts and creating competition resulting in lower prices for comparable OEM parts. The Company believes that it is somewhat insulated from downturns in the general economy as a result of the fact that 87% of all automobile collision repair work is paid for in part by insurance.

  As a part of their ongoing efforts to improve customer service, most major insurance companies have adopted programs designating selected collision repair shops in particular geographic areas as Direct Repair Providers ("DRPs"). DRPs are generally directed additional collision repair business by the insurers in return for adhering to certain criteria, which include the use of aftermarket collision parts when available. To encourage consumers to use DRPs, the insurers authorize the repair of collision damage without obtaining the prior approval of the insurer's adjuster (thereby generally providing for a quicker return of the vehicle to its owner) and offer additional warranties concerning the repair services and parts used. According to Insight, during 1996, DRPs accounted for approximately 9% to 11% of total collision repair costs and this market share is estimated to grow to 25% by 1998.

  Companies offering collision support services, including Automated Data Processing ("ADP"), Mitchell International and CCC Information Services, Inc., have developed proprietary software and databases to provide insurance claims adjustors and collision repair shops with computerized access to the inventories and prices of selected distributors of both aftermarket and OEM collision parts nationwide. The Company's inventory and prices are included in these databases. Access to the providers' databases enables distributors with computerized inventory control systems, such as the Company, to update prices rapidly and notify collision repair shops of the availability of new products.

  Quality Assurance. In 1987, the Certified Automotive Parts Association ("CAPA") was founded to provide insurance companies, distributors, collision repair shops and consumers with an objective method of evaluating the functional equivalence of aftermarket collision parts and OEM collision parts. CAPA, a non-profit association of insurance companies, manufacturers, importers, distributors, collision repair shops and consumer groups, establishes the specifications for, tests and certifies the quality of aftermarket automotive collision parts. Through independent testing laboratories, CAPA develops engineering specifications for aftermarket collision parts based upon an examination of OEM parts; certifies the factories, manufacturing processes and quality control procedures used by independent manufacturers; and certifies the materials, fit and finish of specific aftermarket collision parts. According to CAPA, the number of collision part applications entitled to bear the CAPA certification had increased from approximately 600 in January 1994 to approximately 1,600 by October 1996. CAPA randomly reviews both the factories and individual parts previously certified by it and solicits comments concerning the quality of certified parts from collision repair shops and consumers on a regular basis.

  Most major insurance companies have adopted policies recommending or requiring the use of parts certified by CAPA, when available. The Company distributes parts certified by CAPA when available and actively participates with CAPA, insurance companies and consumer groups in encouraging independent manufacturers of collision parts to seek CAPA certification. Management believes that the Company is the largest distributor of CAPA-certified parts in the United States.

  Consolidation. The collision repair shop industry is in the process of consolidation due to, among other things, (i) an increase in the technical complexity of collision repairs generally, (ii) an increase in governmental regulations, including environmental regulations, applicable to collision repair shops, (iii) the designation of certain collision repair shops as DRPs and (iv) a reduction in the number of collision repairs generally. The increasing number of aftermarket collision parts and makes and models of automobiles has resulted in distributors being required to maintain larger inventories. In addition, the trend towards fewer, larger and more efficient collision repair shops has increased the pressure on distributors to provide price concessions, just-in-time delivery and certain value-added services, such as training, that collision repair shops require in their increasingly complex and competitive industry. The above factors, in turn, are contributing to a consolidation of distributors of aftermarket collision parts, providing the Company with an opportunity through acquisitions to expand its operations into new markets and to penetrate further existing markets.

COMPETITIVE STRENGTHS

  Keystone believes that the following characteristics enable it to compete effectively.

  Leading Market Position. As the nation's leading distributor of aftermarket collision parts, Keystone offers its customers one of the broadest available selections of aftermarket collision parts, just-in-time delivery, lower prices as a result of volume purchasing power, worldwide product sourcing and priority access to new products and superior technical expertise, and thereby allows its customers to simplify their business by relying on fewer vendors. As a result of the Company's volume purchases, it can assemble entire containers for shipment from foreign manufacturers more efficiently than its generally smaller competitors. In addition, as a result of its leading market position, the Company periodically is requested by independent producers to introduce new aftermarket collision parts.

  Relationship with Insurance Companies. Since the founding of its business in 1947, the Company has fostered its relationship with insurance companies whose increasing efforts to contain escalating costs of collision repairs have been a principal factor in the growth of the market for aftermarket collision parts. The Company's inventory and prices are included in the parts databases used by most major insurance companies. In addition, the Company's national marketing staff routinely conducts seminars for regional insurance executives and claims adjusters to explain the role of aftermarket collision parts in containing the cost of claims and to encourage the implementation of the insurance companies' policies favoring such parts. Charles J. Hogarty, the Company's President and Chief Executive Officer, and Kim D. Wood, the President of North Star, were active in the efforts of ABPA and CAPA to provide insurance companies an objective method of evaluating the quality of aftermarket collision parts. As a result of its distribution system, which covers 33 states and Tijuana, Mexico, and its position as the nation's largest distributor of aftermarket collision parts, the Company believes that it is well-positioned to deal with major insurance companies on a national basis. The Company's business is highly dependent upon the continued acceptance of aftermarket collision parts by the insurance industry.

  Experienced Executive Management and Service Center Managers. Keystone believes that its key employees, including its service center managers, are among the most experienced in its industry. The Company's executive officers have been employed by the Company for an average of 20 years, and the Company's service center managers have been employed for an average of over nine years. The experience and tenure of the Company's service center managers and their long-standing relationships with collision repair shop operators have enabled the Company to compete successfully in local markets.

  Entrepreneurial Corporate Culture. Keystone fosters an entrepreneurial corporate culture in which the manager of each service center is responsible for its day-to-day operations, including the management of a staff of six to 70 employees. Each service center manager participates in an incentive compensation program through which the manager is eligible to earn a bonus which may exceed 100% of base salary. The Company believes that its entrepreneurial corporate culture has contributed to its growth in sales and profitability and has enabled the Company to attract and retain employees and to be highly responsive to customer requirements and preferences, actions by competitors and changes in local market conditions.

  Superior Customer Service. Keystone believes that its high level of customer service is one of the most important factors which differentiates it from its competitors. The Company periodically introduces new programs to provide responsive customer service and to foster close customer relations. For example, most orders are filled by the Company within 24 hours of receipt out of inventories maintained in its regional hubs and service centers utilizing a computerized inventory control system and its own fleet of over 600 delivery trucks. In addition, the Company offers its customers one of the broadest available selections of aftermarket collision parts and it makes placing orders convenient and accurate through computerized order taking systems which regularly update the prices and the availability of parts. Moreover, the Company generally warrants its products against defects in material and workmanship for as long as the repair shop's customer owns the vehicle. To date the Company's warranty costs have been immaterial. The Company has approximately 360 professional and highly-trained route salespersons, who call on an average of over 5,000 collision repair shops per day, and are a resource for customers concerning technical and regulatory developments in an increasingly complex and competitive industry. The Company believes that its superior customer service has resulted in long-term customer relationships which present the opportunity to cross-sell additional products.

  Management Information Systems. The Company believes that its computerized order taking, inventory control and management information systems are among the most advanced in its industry. The Company periodically upgrades these systems to achieve additional operating efficiencies and a higher level of customer service. The ordering, shipment, storage and delivery of the Company's products are managed through two centralized information systems that allow the Company's and North Star's corporate headquarters, regional hubs and service centers to obtain timely information regarding the location and availability of products, customers, sales and other financial and operating data. The Company's electronic parts catalog and price list allows rapid updating of prices and availability of products both within the Company's distribution system and within the electronic databases maintained by various collision support services for use by claims adjusters and collision repair shops. The Company's computerized order taking system reduces the time required for a customer to place an order, reduces errors in order taking and facilitates the cross-selling of related products.

  North Star has developed and maintains its own computerized order taking, inventory control and management information systems, which are similar to Keystone's systems. Summary financial information is transmitted weekly from North Star's corporate headquarters to the Company's executive offices.

GROWTH STRATEGY

  The Company's growth strategy includes the following key elements:

  Acquisitions and Service Center Additions. From April 1992 through the end of fiscal 1997, the Company had completed 18 acquisitions of 42 service centers in the Northeast, Midwest, Mid-Atlantic, South and Mexico, of which 11 had been consolidated with existing locations and four had been closed. Of these, North Star had completed four acquisitions of 11 service centers. During the same period, North Star opened five additional service centers. Since the North Star Merger, the Company has acquired an alloy wheel remanufacturing operation with facilities located in Minnesota and Illinois and a distributor of new and recycled bumpers located in Florida. In addition, the Company has entered into agreements which, if successfully completed, will result in an expansion into the Southwest through the acquisition of six service centers located in Arizona, Colorado, New Mexico, Nevada and Texas.

  The Company intends to continue to take advantage of the consolidation of its industry by acquiring service centers in new and existing markets. In the ordinary course of its business, the Company regularly evaluates new geographic markets and potential acquisitions and believes that numerous acquisition opportunities exist due to the preponderance of small local or regional competitors. In evaluating potential acquisitions, the Company seeks well-established local distributors with strong management and significant market share, which operate in markets which the Company believes will provide additional growth and acquisition opportunities. Through a combination of broader product lines, volume purchase discounts, efficient inventory management, experienced management and a national distribution system, the Company believes that it generally has been able to increase revenues and to operate acquired service centers more profitably than the prior owners.

  Expansion of Products. Since April 1992, the Company has introduced several new product lines, including autoglass, remanufactured alloy wheels and paint and related supplies and equipment. In addition, the

Company has expanded its existing product lines as additional aftermarket collision parts have become available, to include such products as radiators, condensers and head and tail light assemblies for the growing number of makes and models of automobiles and light trucks on the road today. The number of automotive and light truck parts distributed by the Company has increased from approximately 3,000 at December 31, 1992 to more than 4,900 at March 28, 1997. The Company intends to continue to expand its existing product lines, as well as to continue to introduce new product lines compatible with its distribution system.

  Increase in Comparable Service Center Sales. Comparable service center sales for the Company increased approximately 16% in fiscal 1995, 13% in fiscal 1996 and 13% in fiscal 1997. The Company's strategy is to continue to increase its market share in existing markets by introducing new products and product lines, by capitalizing on the competitive advantages provided by its position as a market leader and by continuing to emphasize customer service.

PRODUCTS

  The Company distributes more than 19,000 stock keeping units of aftermarket collision parts and repair materials for most popular models of domestic and foreign automobiles and light trucks, generally for the seven most recent model years. The Company's principal product lines consist of automotive body parts, bumpers, paint and other materials, autoglass, light truck accessories and remanufactured alloy wheels. In addition, the Company, primarily through North Star, recycles, produces and distributes new and remanufactured plastic and chrome bumpers to wholesale bumper distributors and manufacturers of truck accessories.

  Automotive Body Parts. The Company distributes automotive and light truck parts manufactured by six foreign and nine domestic manufacturers, including fenders, hoods, radiators and condensers and head and tail light assemblies. These products accounted for $74.9 million, or 38.5% of the Company's net sales in the fiscal year ended March 28, 1997.

  Bumpers. The Company distributes new and remanufactured plastic bumper covers and steel bumpers manufactured by five foreign and six domestic manufacturers. For the fiscal year ended March 28, 1997, sales of plastic and steel bumpers accounted for $74.0 million, or 38.1% of the Company's net sales.

  In addition, the Company recycles, produces and distributes new and recycled chrome and plastic bumpers, primarily at North Star. Management believes that North Star is one of the nation's largest non-OEM producers of new and recycled chrome plated bumpers to the collision repair and restoration markets. On an annual basis, North Star electro-plates approximately 150,000 steel plated bumpers for automobiles and light trucks. Bumpers used in the operations include new steel stampings, collision-damaged bumpers that require straightening and replating and older model or antique bumpers that require restoration and replating. The bumper repair and replating process generally includes some or all of the following steps: straightening or reforming to original dimensions; welding breaks or cracks; surface grinding to remove rust and corrosion; chemical stripping to remove the original electro-plated finishes; metal polishing and buffing; electro-plating layers of copper, nickel and chromium; and inspecting and packaging.

  Beginning in the late 1970s and the early 1980s, manufacturers of new automobiles began changing from an almost exclusive use of chrome plated steel bumpers to painted plastic bumpers. By the 1996 model year, manufacturers were using painted plastic bumpers almost exclusively for their automobiles. Chrome plated steel bumpers are still used extensively on light trucks and sport utility vehicles. The Company's sales of chrome bumpers accounted for $27.7 million, or 14.3% of the Company's net sales for the fiscal year ended March 28, 1997.

  Paint and Other Materials. Beginning in fiscal 1993, the Company significantly increased its emphasis on the sale of paint and other materials used in repairing a damaged vehicle, including sandpaper, abrasives, masking products and plastic filler. The paint and other materials distributed by the Company are purchased from approximately 20 domestic suppliers. For the fiscal year ended March 28, 1997, sales of paint and other materials accounted for $34.8 million, or 18.0% of the Company's net sales. Certain of these products are distributed under the name "Keystone."

  Light Truck Accessories. The Company distributes parts and accessories for light trucks, including grills, step bumpers and bedliners. For the fiscal year ended March 28, 1997, sales of parts and accessories for light trucks accounted for $9.3 million, or 4.8% of the Company's net sales.

  Autoglass. The Company distributes autoglass, including windshields, side windows and rear windows, which are purchased from two domestic manufacturers. For the fiscal year ended March 28, 1997, sales of autoglass, which was introduced in fiscal 1993, accounted for $2.7 million, or 1.4% of the Company's net sales.

  Remanufactured Alloy Wheels. In October 1995, the Company acquired a remanufacturer of collision damaged alloy wheels located in Denver, Colorado, and during fiscal 1997 it opened remanufacturing operations in four of its facilities. The Company opened a remanufacturing operation in Atlanta, Georgia in May 1997 and acquired remanufacturing operations located in Roseville, Minnesota and Chicago, Illinois in June 1997. According to industry sources, the percentage of new automobiles equipped with alloy wheels, as opposed to steel wheels and hub caps, has increased from approximately 11% in 1985 to 45% for the 1996 model year. The average wholesale cost of a new replacement alloy wheel is $225, compared to an average wholesale cost of $140 for a remanufactured alloy wheel. The alloy wheel remanufacturing process generally includes some or all of the following steps: straightening, welding minor breaks or chips, machining, painting and applying clear coat. For the fiscal year ended March 28, 1997, sales of remanufactured alloy wheels accounted for $2.9 million, or 1.5% of the Company's net sales.

  The remanufacturing of alloy wheels is generally conducted by many small independent operators. The Company believes that there is a large and growing demand for remanufactured alloy wheels and that, using its existing distribution system and customer base, the Company is well-positioned to service that demand.

DISTRIBUTION, MARKETING AND SALES

  The Company's distribution system is designed to provide responsive customer service and to foster long-term customer relations.

  Distribution System. The Company has developed a national "hub and spoke" distribution system consisting of 11 regional hubs and 71 service centers. Each regional hub receives container shipments directly from foreign and domestic manufacturers. Using the Company's fleet of over 600 delivery trucks, each regional hub makes regular shipments to the service centers in its region, which in turn make regular deliveries to its repair shop customers. By maintaining a fleet of delivery trucks, the Company ensures rapid delivery within its distribution system and to its customers. In addition, each service center can order products directly from any hub or service center. The Company manages its inventory and the ordering, shipment, storage and delivery of products through centralized information systems that allow the Company's and North Star's corporate headquarters, regional hubs and service centers to obtain timely information regarding the location and availability of products. The continuing increase in the number of makes and models of automobiles and light trucks and the number of aftermarket collision parts has increased the pressure on distributors to maintain larger inventories. The Company believes that its "hub and spoke" distribution system allows it to offer its customers one of the broadest available selections of aftermarket collision parts and to fill most orders within 24 hours, while minimizing inventory costs.

  Sales and Marketing Staff. The Company has a ten-person marketing staff, which operates from its corporate headquarters, and has 78 sales representatives and approximately 360 route salespersons who operate from its service centers. The marketing staff develops all marketing and promotional materials, assists the service centers in recruiting and training sales representatives, route salespersons and customer service representatives, supervises the Company's in-house management training program and supports general managers of its service centers, sales representatives and route salespersons with computerized analyses of sales by product, route and customer. In addition, the marketing staff conducts educational programs for regional insurance executives and claims adjusters to explain the role of aftermarket collision parts in containing the escalating costs of claims and in order to facilitate the implementation of insurance companies' policies favoring aftermarket collision parts.

  The general managers of the Company's service centers have been employed by the Company for an average of over nine years and are actively involved in customer calls. The Company believes that this local control and expertise have contributed significantly to its growth. In addition, through periodic training programs and performance reviews, the Company seeks to enhance the professionalism and technical expertise of its route salespersons. As a result, the Company believes that its route salespersons are highly attendant to the needs of the Company's customers.

  Marketing Programs. The Company offers various marketing programs to foster closer customer relations, including a warranty program in which the Company generally warrants its products against defects in material and workmanship for as long as the repair shop's customer owns the vehicle. In addition, the Company's management information systems allow it to provide individual collision repair shops with personalized product usage reports which enable its customers to better manage their inventory by controlling inventory shrinkage and ensuring timely reordering.

CUSTOMERS

  The Company's current customers consist of more than 22,000 collision repair shops located in 33 states and Tijuana, Mexico, none of which accounted for more than 1% of the Company's net sales during the fiscal year ended March 28, 1997. The Company also distributes its bumpers to wholesale distributors and manufacturers of truck accessories. The size of its customer base reduces the Company's dependence on any single customer and its national scope mitigates the effects of regional economic changes and regional weather patterns. Insight estimates that there are over 48,000 collision repair shops nationwide. The number of collision repair shops to whom Keystone sold products increased from approximately 13,400 in fiscal 1993 to approximately 22,000 following the North Star Merger in March 1997.

  The Company's regional hubs also sell collision parts to local distributors who may compete with the Company. Approximately 12% of the Company's net sales during the fiscal year ended March 28, 1997 were attributable to sales to other local distributors. No distributor accounted for more than 1% of the Company's net sales for such fiscal year.

SUPPLIERS

  The products distributed by the Company are manufactured by over 60 manufacturers, the ten largest of which provided approximately 43% of the products purchased by the Company during the fiscal year ended March 28, 1997, and no single supplier provided as much as ten percent. The Company believes that it is one of the largest customers of each of its ten largest suppliers. In fiscal 1997, approximately 75% of the products distributed by the Company were manufactured in the United States or Canada, and approximately 25% were imported directly from manufacturers in Taiwan. The Company's orders from domestic suppliers generally are received within ten days and orders from foreign manufacturers generally are received in between 60 and 90 days. Although the Company has no manufacturing agreements with any of its suppliers and competes with other distributors for production capacity, the Company believes that its sources of supply and its relationships with its suppliers are satisfactory. Although alternative suppliers exist for substantially all products distributed by the Company, the loss of any one supplier could have a material adverse effect on the Company until alternative suppliers are located and have commenced providing products.

  North Star generally sells only automotive paint manufactured by PPG Industries, Inc. ("PPG") at certain of its service centers. Keystone derived approximately 5% of its revenues from North Star's sale of PPG paint in fiscal 1997. In the event PPG's paint became unavailable for any reason, the Company believes North Star could replace its use of PPG paint by using a different company's paint products.

COMPETITION

  Based upon industry estimates, the Company believes that approximately 85% of collision parts are supplied by OEMs, compared with approximately 10% by distributors of aftermarket collision parts and 5% by distributors of salvage parts. The Company encounters intense competition from OEMs, all of which have substantially greater financial, distribution, marketing and other resources, including greater brand recognition and a broader selection of collision parts, than the Company. Accordingly, OEMs are in a position to exert pricing and other competitive pressure on the Company. The distribution industry for aftermarket collision parts is highly fragmented. The Company's competitors generally are independently owned distributors having from one to three distribution centers. The Company expects to encounter significant competition in the future, including competition from OEMs, automobile dealerships, distributors of salvage parts, buying groups and other large distributors.

  The Company competes with OEMs primarily on the basis of price, and it competes with distributors of aftermarket collision parts primarily on the basis of the competitive advantages provided by its position as a market leader, experienced executive management and service center managers, entrepreneurial corporate culture, superior customer service, relationship with insurance companies and management information systems and centralized administrative functions, and, to a lesser extent, on the basis of price.

  The Company's chrome bumper plating operations compete in the wholesale bumper distribution segment of the market with four companies, whom the Company believes have greater regional sales than the Company. It also competes with small chrome bumper platers or distributors in virtually every geographical market in which it operates. The Company competes with small chrome bumper platers and distributors primarily on the basis of quality and service. Over the last ten years, there has been a significant decrease in the number of small bumper platers as a result of the decreasing use of chrome plated bumpers on new automobiles and the increasing environmental requirements for electro-platers. Bumper Recyclers Association of North America ("BRANA"), the nation's only bumper trade association, membership decreased from approximately 100 companies in 1982 to approximately 32 companies in 1996. The Company believes that this trend will continue, creating more sales opportunities for larger regional chrome bumper platers, who are capable of meeting the increased financial and environmental requirements in the future.

  The Company also encounters competition from the OEM's who supply new replacement bumpers to the collision repair market, and have significantly greater resources than the Company. The Company competes with the OEM's primarily on the basis of price.

GOVERNMENT REGULATION AND ENVIRONMENTAL HAZARDS

  The Company is subject to increasing restrictions imposed by various federal, state and local laws and regulations. Various state and federal regulatory agencies, such as the Occupational Safety and Health Administration and the EPA, have jurisdiction over the Company's operations with respect to matters including worker safety, community and employee "right-to-know" laws, and laws regarding clean air and water. Under various federal, state and local laws and regulations, an owner or lessee of real estate or the operator of a business may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, property owned or used in the business, as well as related costs of investigation and property damage. Such laws often impose such liability without regard to whether the owner, lessee or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Other than as described below with respect to its bumper plating operations, the Company does not currently generate substantial hazardous waste in the ordinary course of its business. The Company believes that it currently is in substantial compliance with all applicable laws and regulations, and is not aware of any material environmental problem at any of its current or former facilities. No assurance can be given, however, that the Company's prior activities or the activities of a prior owner or operator of an acquired service center or other facility did not create a material environmental problem for which the Company could be responsible or that future uses or conditions (including, without limitation, changes in applicable laws and regulations) will not result in material environmental liability to the

Company. Furthermore, compliance with legislative or regulatory changes may cause future increases in the Company's operating costs or otherwise adversely affect operations. Certain of the Company's products, such as paints and solvents, are highly flammable. Accordingly, the storage and transportation of these materials expose the Company to the inherent risk of fire.

  The Company acquired North Star's bumper plating operations in connection with the North Star Merger. In addition, the Company currently conducts limited bumper plating operations at one site and previously conducted similar operations at 11 additional sites which were closed between 1983 and 1993. See "Business -- Products-- Bumpers." The Company's bumper plating operations, which use a number of hazardous materials, are subject to a variety of federal and state laws and regulations relating to environmental matters, including the release of hazardous materials into the air, water and soil. The Company endeavors to ensure that its bumper plating operations comply with applicable environmental laws and regulations. Compliance with such laws and regulations has not had a material effect on the Company's capital expenditures, earnings or competitive position, and no material capital expenditures with respect to the Company's bumper plating operations are anticipated for the remainder of this fiscal year. Although the Company believes it is in substantial compliance with all applicable environmental laws and regulations relating to its bumper plating operations, there can be no assurance that the Company's current or former operations have not, or will not in the future, violate such laws and regulations or that compliance with such laws and regulations will not have a material adverse effect on the Company's operations. Any inadvertent mishandling of hazardous materials or similar incident could result in costly remediation efforts and administrative and legal proceedings, which could materially and adversely affect the Company's business and results of operations. In addition, future environmental regulations could add to overall costs of the Company's bumper plating business or otherwise materially and adversely affect these operations.

PRIOR FORD LITIGATION

  In 1987, Ford Motor Company ("Ford") filed suit against the Company on the grounds that between 1982 and 1987, the Company had misrepresented the quality of the aftermarket collision parts sold by it for Ford automobiles. In May 1992, Ford and the Company settled this lawsuit. As part of the settlement, the Company and its insurance companies paid Ford $1.8 million, of which the Company contributed $450,000, as damages and agreed to finance a one-year corrective advertising campaign conducted by Ford using the Company's name. As a result of this settlement and the corrective advertising campaign, certain insurance companies ceased listing the Company as an approved supplier of aftermarket collision parts. Currently, most major insurance companies list the Company as an approved supplier of aftermarket collision parts, and all major insurance companies reimburse the cost of collision repairs using the Company's products. The Company's business is highly dependent on the continued acceptance of aftermarket collision parts in general, and the Company's products in particular, by insurers, collision repair shops, consumers and governmental agencies.

EMPLOYEES

  At May 31, 1997, the Company had approximately 1,537 full-time employees, of whom 11 were engaged in corporate management, 131 in administration, 809 in sales and customer service, 235 in warehousing and shipping and 351 in manufacturing. Seven persons in the Newark, New Jersey chrome bumper recycling facility and six persons in its Kenilworth, New Jersey service center are covered by collective bargaining agreements. The Company considers its relations with its employees to be satisfactory.

PROPERTIES

  Keystone's principal executive offices are located in Pomona, California and North Star's principal executive offices are located in Minneapolis, Minnesota. These premises contain approximately 20,000 square feet and 75,000 square feet, respectively. The Pomona, California offices are owned by the Company and the Minneapolis, Minnesota offices are leased. In addition, the Company owns facilities used as service centers in

Chicago, Illinois; Bethlehem, Pennsylvania; Denver, Colorado; New Albany, Indiana and Palmyra, New Jersey, of which two of the facilities also serve as regional hubs and three serve as wheel remanufacturing facilities. The Company leases its remaining facilities, consisting of 65 service centers, of which eight serve as regional hubs and four also serve as remanufacturing centers. The Company also leases small depots in ten larger cities to facilitate distribution.

  The Company's regional hubs range from approximately 25,000 square feet to 163,000 square feet. Its service centers range from approximately 2,500 square feet to 30,000 square feet. All of its leased properties are leased for terms expiring on dates ranging from the date hereof to February 2005, many with options to extend the lease term. The Company believes that no single lease is material to its operations, its facilities are adequate for the foreseeable future and alternative sites presently are available at market rates.

  Of the Company's service centers, eight are leased from parties in whom current or former officers or directors of the Company have an interest. The Company believes that the terms and conditions of leases with affiliated parties are no less favorable to the Company than could have been obtained from unaffiliated parties in arm's-length transactions at the time of the execution of such leases. See "Management -- Certain Transactions."

LEGAL PROCEEDINGS

  The Company is from time to time involved in litigation incidental to the conduct of its business. The Company currently is not a party to any material pending litigation.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth information regarding the directors and executive officers of the Company.

                                                                       YEARS
                                                                      EMPLOYED
           NAME          AGE                POSITION                 BY COMPANY
           ----          ---                --------                 ----------
   Ronald G. Brown......  60 Chairman of the Board                       29(1)
   Charles J. Hogarty...  56 President, Chief Executive Officer          36
                              and Director
   Al A. Ronco..........  61 Executive Vice President and Director       37
   Kim D. Wood..........  40 Vice President and President and            15(1)
                              Chief Operating Officer of North
                              Star
   John M. Palumbo......  41 Vice President, Treasurer, and Chief         1
                              Financial Officer
   Robert L. Blanton....  54 Vice President -- Finance                   27
   Christopher Northup..  37 Vice President -- Sales and Marketing       13
   James C. Lockwood....  59 Vice President -- General Counsel and        *
                              Secretary
   Timothy C. McQuay(2).  45 Director                                    --
   George E. Seebart(2).  68 Director                                    --

--------
  * Less than one year.
(1) Includes years of service at North Star.
(2) Member of the Audit Committee and the Compensation Committee.

  RONALD G. BROWN was elected a director of the Company upon completion of the North Star Merger pursuant to the terms of the Merger Agreement and was elected as Chairman of the Board of Directors in May 1997. Mr. Brown served as President of North Star from its founding in 1968 until the North Star Merger and he is currently the Vice-President -- Manufacturing of North Star. From 1982 to the present, he has been a member of the Board of Directors of First Bank N.A. of Brainerd, Minnesota, an affiliate of North Star's primary bank lender. Mr. Brown has served as a member of the Board of Directors and Vice President of the Bumper Recycling Association of North America.

  CHARLES J. HOGARTY has served as the President, Chief Operating Officer and a director of the Company since 1987 and was appointed the Chief Executive Officer of the Company in May 1997. From his joining the Company in 1960 until 1987, Mr. Hogarty held various positions, including salesman, sales manager, general manager and regional manager. Mr. Hogarty served as a director of the Aftermarket Body Parts Association from 1984 to 1993, President in 1989 and Chairman in 1990.

  AL A. RONCO has served as the Executive Vice President and a director of the Company since 1987 and as Secretary from 1987 until he resigned that position in May 1997. From his joining the Company in 1959 until 1987, Mr. Ronco held various positions, including salesman, production manager, general manager and regional manager.

  KIM D. WOOD was elected President and Chief Operating Officer of North Star upon completion of the North Star Merger in March 1997 and was elected a Vice President of the Company in May 1997. Mr. Wood served as Vice President of North Star from 1982 until the completion of the North Star Merger. Mr. Wood is a member of the Aftermarket Body Parts Association and the Certified Automotive Parts Association. From 1993 through 1995, he was the Chairman of the Board of the Aftermarket Body Parts Association.

  JOHN M. PALUMBO joined the Company as Vice President and Treasurer in March 1996 and was appointed Chief Financial Officer in May 1997. From 1988 until he joined the Company in 1996, Mr. Palumbo served as Chief Financial Officer, Treasurer and Corporate Secretary of American United Global, Inc., a public company engaged in the manufacture of certain automotive parts.

  ROBERT L. BLANTON has served as the Vice President -- Finance of the Company since 1976. From his joining the Company in 1969 until 1976, Mr. Blanton held various positions, including office manager of a wheel fabrication plant and staff accountant.

  CHRISTOPHER NORTHUP has served as Vice President -- Sales and Marketing since October 1996. From 1987 until October 1996, Mr. Northup served as the National Marketing Director. From his joining the Company in 1983 until 1987, Mr. Northup held the position of Publications Manager.

  JAMES C. LOCKWOOD joined the Company in April 1997 and was appointed Vice President -- General Counsel and Secretary in May 1997. From July 1985 until he joined the Company in April 1997, Mr. Lockwood was a member of the law firm of Troy & Gould Professional Corporation.

  TIMOTHY C. MCQUAY was appointed a director of the Company upon the completion of its initial public offering in June 1996. Mr. McQuay joined the Corporate Finance Department of Crowell, Weedon & Co. as Managing Director --
 Corporate Finance in October 1994. From May 1993 to October 1994, Mr. McQuay was Vice President, Corporate Development with Kerr Group, Inc., a NYSE-listed plastics manufacturing company. From May 1990 to May 1993, Mr. McQuay was Managing Director -- Merchant Banking with Union Bank. Mr. McQuay is a director of Meade Instruments Corp., a publicly-held company.

  GEORGE E. SEEBART was appointed a director of the Company upon the completion of its initial public offering in June 1996. From 1964 until his retirement in 1993, Mr. Seebart was employed in various executive positions with Farmers Group, Inc., including as Senior Vice President, Field Operations and Vice President, Sales and Marketing. From 1987 to 1992, Mr. Seebart was also President of Mid-Century Insurance Company, a subsidiary of Farmers Group, Inc.

  Pursuant to the North Star Merger, certain shareholders of the Company, including Virgil K. Benton II, Charles J. Hogarty, Al A. Ronco, Robert L. Blanton and John M. Palumbo, agreed to vote all shares held by them to elect Ronald G. Brown as a director of Keystone.

  All directors are elected annually and serve until the next annual meeting of shareholders or until their successors have been elected and qualified. The Company's Articles of Incorporation provide that, upon the satisfaction of certain conditions, the Board of Directors will be divided into three classes of directors, each serving for staggered three-year terms. The Company believes that the conditions have been satisfied and that the Board of Directors will be divided into three classes of Directors at the annual meeting of shareholders scheduled to be held in August 1997. See "Description of Capital Stock -- Certain Provisions in the Company's Articles and Bylaws."

COMMITTEES OF THE BOARD

  The Board of Directors has established an Audit Committee and a Compensation Committee, whose members are currently Messrs. McQuay and Seebart.

DIRECTOR COMPENSATION

  The Company pays an annual retainer of $7,500 to each director who is not also an employee, payable in equal quarterly installments, $1,000 for each board meeting and $500 for each committee meeting attended; and reimburses such person for all reasonable and documented expenses incurred as a director. In addition, each non-employee director, upon joining the Board of Directors, receives an option to purchase 10,000 shares of the Common Stock of the Company pursuant to the Stock Incentive Plan. Such options will have an exercise price equal to the market price of such shares on the date of grant, will be immediately exercisable and will have a term of ten years. The Board of Directors may modify such compensation in the future.

EXECUTIVE COMPENSATION

  The following table sets forth the compensation paid or accrued by the Company for services rendered in all capacities during each of the three fiscal years ended March 28, 1997 to the Company's Chief Executive Officer and the Company's four other most highly compensated executive officers at the end of fiscal 1997 (the "Named Executives"):
                          SUMMARY COMPENSATION TABLE

                                                                LONG TERM
                                    ANNUAL COMPENSATION        COMPENSATION
                              ------------------------------- --------------
                                                 OTHER ANNUAL   LONG TERM     ALL OTHER
   NAME AND PRINCIPAL                            COMPENSATION INCENTIVE PLAN COMPENSATION
        POSITION         YEAR SALARY($) BONUS($)    ($)(1)    PAYOUTS($)(2)     ($)(3)
   ------------------    ---- --------- -------- ------------ -------------- ------------
Virgil K. Benton II(4).. 1997  295,000  142,345     20,718           --          3,979
                         1996  425,000  182,744     20,718           --          9,069
                         1995  402,870      --      20,718           --          2,930
Charles J. Hogarty...... 1997  250,000  122,010     11,616           --          2,099
                         1996  145,000  214,395     11,616           --            310
                         1995  134,006  172,266    328,564       278,259         1,518
Al A. Ronco............. 1997  185,000  101,675     11,640           --          3,725
                         1996  125,000  187,787     11,640           --          3,682
                         1995  117,258  150,887    233,501       194,778        10,000
Robert L. Blanton....... 1997  100,000   40,670      3,195           --          5,070
                         1996  102,000   25,000      3,195           --          5,391
                         1995   68,250   87,983     66,595        55,661         3,170
John M. Palumbo(5)...... 1997   97,500      --       6,000           --            783
                         1996    3,958      --         --            --            --

--------
(1) Consists of automobile lease and related expenses. Amounts shown for fiscal 1995 include amounts paid for reimbursement of taxes.
(2) Represents compensation relating to the vesting of shares of Common Stock awarded under the Company's Restricted Stock Plan in prior periods.
(3) Consists of reimbursement of medical and dental expenses not covered by insurance plans provided to employees generally.
(4) Mr. Benton resigned as Chairman of the Board and Chief Executive Officer of the Company in May 1997. See "Principal and Selling Shareholders" and "Certain Transactions."
(5) Mr. Palumbo joined the Company in March 1996.

  The Company has entered into employment agreements with Messrs. Hogarty, Ronco and Blanton, terminable by either party at the end of three years by written notice, pursuant to which each such person is entitled to (i) receive an annual base salary of $250,000, $195,000 and $100,000, respectively, (ii) receive such performance-based bonus, if any, as may be determined by the Board of Directors, (iii) participate in all plans sponsored for executive officers in general and (iv) receive the use of an automobile leased and maintained by the Company. In the event the Company terminates employment before the end of the stated term without cause or the individual terminates his employment for specified causes, the Company is obligated to pay the base salary through the stated term of the agreement. In the event the Company terminates employment before the end of the stated term with cause, the Company is obligated to pay the base salary only through the date of termination.

  Upon consummation of the North Star Merger, North Star entered into employment agreements with Messrs. Brown and Wood. Under a five-year employment agreement, Mr. Brown is employed as the Vice President-Manufacturing of North Star and is entitled to (i) receive an annual base salary for the 12 months commencing March 1, 1997, 1998, 1999, 2000 and 2001 of $325,000, $300,000, $275,000, $225,000 and $150,000, respectively, and (ii)
participate in any group health, medical reimbursement or dental plan sponsored by the Company or North Star for executive officers in general. In the event North Star terminates his employment before the end of the stated term with cause, or Mr. Brown terminates his employment for specified causes, North Star is obligated to pay the compensation described in clauses (i) and
(ii) only through the date of
termination. In the event North Star terminates his employment before the end of the stated term other than with cause, North Star is obligated to pay such compensation through the stated term of the agreement. The agreement further provides that Mr. Brown will not engage in any "competitive activity" (as defined in the agreement) during the period commencing on the date of the employment agreement and ending on the later to occur of the seventh anniversary of such date or two years after the termination of his employment.

  Under an employment agreement terminable by either party at the end of three years by giving written notice, Mr. Wood is employed as the President and Chief Operating Officer of North Star and is entitled to (i) receive an annual base salary of $175,000, (ii) receive such performance-based bonus, if any, as may be determined by the Board of Directors, (iii) participate in all plans sponsored by North Star for employees in general and (iv) receive the use of an automobile leased and maintained by North Star. In the event North Star terminates his employment before the end of the stated term with cause, or Mr. Wood terminates his employment for specified causes, North Star is obligated to pay such compensation only through the date of termination. In the event North Star terminates employment before the end of the stated term other than with cause, North Star is obligated to pay such compensation through the stated term of the agreement, but in no event for less than 12 months. The agreement further provides that Mr. Wood will not engage in any "competitive activity" (as defined in the agreement) during the 12-month period commencing on the termination of his employment.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Prior to the initial public offering of the Company's Common Stock, all decisions involving executive officer compensation were made by the Company's Board of Directors, which consisted of Virgil K. Benton, Sr., John G. Jordan, Virgil K. Benton II, Charles J. Hogarty, Al A. Ronco and Robert L. Blanton. Since completion of the initial public offering of the Company's Common Stock in June 1996, the Company's Compensation Committee, consisting of Messrs. McQuay and Seebart, has made recommendations to the Board of Directors regarding executive compensation.

STOCK INCENTIVE PLAN

  General. The Board of Directors of the Company adopted the 1996 Employee Stock Incentive Plan (the "Stock Incentive Plan") pursuant to which officers, directors, employees and independent contractors are eligible to receive shares of the Common Stock of the Company or other securities or benefits with a value derived from the value of the Common Stock of the Company. The purpose of the Stock Incentive Plan is to enable the Company to attract, retain and motivate officers, directors, employees and independent contractors by providing for or increasing their proprietary interests in the Company and, in the case of non-employee directors, to attract such directors and further align their interests with those of the Company's shareholders by providing for or increasing their proprietary interests in the Company. The maximum number of shares of Common Stock that may be issued pursuant to awards granted under the Stock Incentive Plan currently is 730,000 (subject to adjustments to prevent dilution), of which options to purchase 587,000 shares were outstanding as of May 31, 1997. The Board of Directors has approved an increase in the number of shares issuable under the Stock Incentive Plan to 1,100,000, subject to completion of this Offering and obtaining shareholder approval.

  Administration. The Stock Incentive Plan is administered by a committee of two or more disinterested directors appointed by the Board of Directors (the "Committee"), except that grants to non-employee directors are made by the Board of Directors pursuant to a predetermined formula. The Committee has full and final authority to select the recipients of awards and to grant such awards. Subject to the provisions of the Stock Incentive Plan, the Committee has a wide degree of flexibility in determining the terms and conditions of awards and the number of shares to be issued pursuant thereto, including conditioning the receipt or vesting of awards upon the achievement by the Company of specified performance criteria. The expenses of administering the Stock Incentive Plan are borne by the Company.

  Terms of Awards. The Stock Incentive Plan authorizes the Committee to enter into any type of arrangement with an eligible recipient that, by its terms, involves or might involve the issuance of Common

Stock or any other security or benefit with a value derived from the value of Common Stock. Awards are not restricted to any specified form or structure and may include, without limitation, sales or bonuses of stock, restricted stock, stock options, reload stock options, stock purchase warrants, other rights to acquire stock, securities convertible into or redeemable for stock, stock appreciation rights, phantom stock, dividend equivalents, performance units or performance shares. An award may consist of one such security or benefit or two or more of them in tandem or in the alternative.

  An award granted under the Stock Incentive Plan may include a provision accelerating the receipt of benefits upon the occurrence of specified events, such as a change of control of the Company or a dissolution, liquidation, merger, reclassification, sale of substantially all of the property and assets of the Company or other significant corporate transactions. The Committee may grant options that either are intended to be "incentive stock options" as defined under Section 422 of the Internal Revenue Code of 1986, as amended, or are not intended to be incentive stock options ("non-qualified stock options"). Awards to non-employee directors may only be non-qualified stock options.

  An award may permit the recipient to pay all or part of the purchase price of the shares or other property issuable pursuant thereto, or to pay all or part of such recipient's tax withholding obligation with respect to such issuance, by (i) delivering previously owned shares of capital stock of the Company or other property, (ii) reducing the amount of shares or other property otherwise issuable pursuant to the award or (iii) delivering a promissory note, the terms and conditions of which will be determined by the Committee. If an option permits the recipient to pay for the shares issuable pursuant thereto with previously owned shares, the recipient would be able to exercise the option in successive transactions, starting with a relatively small number of shares and, by a series of book-entry exercises using shares acquired from each such transaction to pay the purchase price of the shares acquired in the following transaction, to exercise an option for a large number of shares with no more investment than the original share or shares delivered. The exercise price and any withholding taxes are payable in cash by non-employee directors, although the Board of Directors at its discretion may permit such payment by delivery of shares of Common Stock, or by delivery of broker instructions authorizing a loan secured by the shares acquired upon exercise or payment of proceeds from the sale of such shares.

  Subject to limitations imposed by law, the Board of Directors may amend or terminate the Stock Incentive Plan at any time and in any manner. However, no such amendment or termination may deprive the recipient of an award previously granted under the Stock Incentive Plan of any rights thereunder without his consent.

  Fiscal 1997 Awards. During the fiscal year ended March 28, 1997, options were granted to (i) Messrs. McQuay and Seebart, upon their appointment to the Board of Directors, to purchase 10,000 shares of Common Stock each, (ii) John
M. Palumbo and Robert L. Blanton to purchase 5,000 and 10,000 shares of Common Stock, respectively, (iii) two non-employees to purchase 45,000 shares of Common Stock and (iv) 75 other employees to purchase 352,000 shares of Common Stock, at a weighted average exercise price equal to $12.92. The options granted to Messrs. McQuay and Seebart became exercisable immediately upon grant. The options granted to Mr. Palumbo and to the other employees are exercisable in four equal annual installments. Other than the grant to Mr. Palumbo, no options were granted to the Named Executives during fiscal 1997. All such options expire on the tenth anniversary of the date of grant.

  Fiscal 1998 Awards. During the current fiscal year, options were granted to
(i) Messrs. Hogarty, Ronco and Wood to purchase 40,000 shares of Common Stock each, (ii) John M. Palumbo to purchase 15,000 shares of Common Stock and (iii) James C. Lockwood to purchase 20,000 shares of Common Stock, at an exercise price equal to $15.75 per share. No other options have been granted to the Named Executives during fiscal 1998. All such options expire on the tenth anniversary of the date of grant and are exercisable in four equal annual installments.

  The following table sets forth certain information with respect to options granted under the Stock Incentive Plan during fiscal 1997 to the Named Executives.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                            POTENTIAL REALIZABLE
                                                PERCENTAGE OF TOTAL                           VALUE AT ASSUMED
                                                  OPTIONS GRANTED                           ANNUAL RATE OF STOCK
                         SHARES OF COMMON STOCK   TO EMPLOYEES IN   EXERCISE   EXPIRATION    PRICE APPRECIATION
          NAME             UNDERLYING OPTIONS       FISCAL YEAR      PRICE        DATE         FOR OPTION TERM
          ----           ---------------------- ------------------- -------- -------------- ---------------------
                                                                                                5%         10%
                                                                                            ---------- ----------
John M. Palumbo.........          5,000(1)              1.4%         $15.50  March 27, 2007 $   21,390 $   47,353
Robert L. Blanton.......         10,000(1)              2.7%         $15.50  March 27, 2007 $   42,780 $   74,705

--------
(1) The options vest in four equal annual installments, with the first installment vesting on March 28, 1998.

                   OPTION EXERCISES AND YEAR-END VALUE TABLE

                AGGREGATED OPTION EXERCISES IN LAST FISCAR YEAR
                          AND YEAR-END OPTION VALUES

                                              NUMBER OF SHARES OF
                                                 COMMON STOCK
                                                  UNDERLYING
                                                  UNEXERCISED          VALUE OF UNEXERCISED
                          SHARES                    OPTIONS           IN-THE-MONEY OPTIONS AT
                         ACQUIRED                 AT YEAR-END                YEAR-END
                            ON     VALUE   ------------------------- -------------------------
          NAME           EXERCISE REALIZED EXERCISABLE/UNEXERCISABLE EXERCISABLE/UNEXERCISABLE
          ----           -------- -------- ------------------------- -------------------------
John M. Palumbo.........    --       --            0/ 5,000                    $0/0
Robert L. Blanton.......    --       --            0/10,000                     0/0

  The Company has registered under the Securities Act the shares of its Common Stock issuable pursuant to the Stock Incentive Plan. See "Description of Capital Stock -- Shares Eligible For Future Sale."

EMPLOYEE DEFINED BENEFIT PENSION PLAN

  General. The Board of Directors adopted the Employee Defined Benefit Pension Plan (the "Pension Plan"), originally effective as of April 1, 1978, for the benefit of the eligible employees of the Company. Since the implementation of the Pension Plan, the Company has amended the Pension Plan from time to time. The primary purpose of the Pension Plan was to provide a retirement benefit for participating employees who continue in the employ of the Company until their retirement. Effective April 30, 1997, the Pension Plan was suspended with no further benefits to accrue on behalf of any participant or beneficiary and no further contributions, except as may be required for fiscal 1997 or by law, to be made. It is anticipated that the Pension Plan will be terminated within the next two years and that the termination will not have a material adverse impact on the financial condition of the Company upon that event. The Pension Plan has been replaced with the 401(k) Savings Plan described below.

  Estimated Monthly Benefits. The following table sets forth the estimated monthly benefit under the Pension Plan based on the current benefit structure.

                              PENSION PLAN TABLE

                                                       YEARS OF SERVICE
                                              ----------------------------------
      REMUNERATION                              15     20     25     30     35
      ------------                            ------ ------ ------ ------ ------
       $125,000.............................. $1,172 $1,563 $1,953 $2,344 $2,734
        150,000..............................  1,407  1,875  2,344  2,813  3,281
        175,000..............................  1,407  1,875  2,344  2,813  3,281
        200,000..............................  1,407  1,875  2,344  2,813  3,281
        225,000..............................  1,407  1,875  2,344  2,813  3,281
        250,000..............................  1,407  1,875  2,344  2,813  3,281
        300,000..............................  1,407  1,875  2,344  2,813  3,281
        400,000..............................  1,407  1,875  2,344  2,813  3,281
        450,000..............................  1,407  1,875  2,344  2,813  3,281
        500,000..............................  1,407  1,875  2,344  2,813  3,281

  The compensation covered by the Pension Plan includes basic salary or wages, overtime payments, bonuses, commissions and all other direct current compensation, but does not include contributions by Keystone to Social Security, benefits from stock options (whether qualified or not), contributions to this or any other retirement plans or programs, or the value of any other fringe benefits provided at the expense of Keystone. For benefit calculation purposes, a "highest-five-year" average of compensation is used. Benefits are paid as straight-life annuities with no subsidies or offsets. The compensation covered by the Pension Plan for all of the Named Executive Officers was limited to $150,000 in accordance with Section 401(a)(17) of the Internal Revenue Code of 1986, as amended.

  The years of credited service for each Named Executive who participates in the Pension Plan are as follows:

             NAME                                YEARS
             ----                                -----
             Virgil K. Benton II................   22
             Charles J. Hogarty.................   37
             Al A. Ronco........................   38
             Robert L. Blanton..................   28
             John M. Palumbo....................    1

401(k) SAVINGS PLAN

  Effective April 1, 1997, the Section 401(k) Savings Plan (the "Plan") in effect at North Star was amended to make the Plan available to Keystone employees. Pursuant to the amendment, the Company became the Plan sponsor and North Star became an adopting employer. All employees of the Company as of April 1, 1997, became participants in the Plan and the amendment had no affect upon those persons who were employed at North Star on April 1, 1997. Persons becoming employees of the Company subsequent to April 1, 1997 are not eligible to participate until they complete one year of service and are at least 21 years of age.

  Under the terms of the Plan, participants can contribute, by way of payroll deductions, from 1% to 15% of their pre-tax compensation annually, subject to certain legal limitations. The Plan also provides for a matching contribution by the Company equal to 50% of a participant's contribution, up to a maximum 6% of compensation. For purposes of determining the amount of contributions and matching contributions to be allocated to a participant's account, compensation is defined as the annual income amount reportable by the Company for federal income tax purposes, including overtime, commissions and bonuses.

  A participant is always 100% vested in his own Plan contributions. A participant becomes 100% vested in the matching contributions allocated to his account upon his attainment of early retirement age (age 55 and four years of service), normal retirement age (age 65), disability while employed by the Company, his death while employed by the Company or the termination or complete discontinuance of contributions to the Plan.

  If a participant terminates employment with the Company for any other reason, a participant vests 25% in his benefits after one year of service, 25% each year thereafter, with 100% vesting after four or more years of service.

EMPLOYEE STOCK OWNERSHIP PLAN

  General. The Board of Directors adopted the Employee Stock Ownership Plan (the "ESOP"), originally effective as of April 1, 1975, for the benefit of the eligible employees of the Company. Since the implementation of the ESOP, the Company has amended the ESOP from time to time. Most recently, the Company amended and restated the ESOP in order to comply with the requirements of the Tax Reform Act of 1986 and later legislation, generally effective as of April 1, 1989. The primary purpose of the ESOP is to permit participating employees to share in the growth and prosperity of the Company through the ownership of the Company's Common Stock under the ESOP. All employees of the Company are eligible to participate in the ESOP as of their date of hire. The Company does not intend to make contributions to the ESOP for the foreseeable future.

  Administration. The ESOP is administered by a committee (the "Committee") that is appointed by the Board of Directors. The Committee oversees the day-to-day administration of the ESOP and is responsible for making determinations on questions of administration, interpretation and application of ESOP terms, including questions of eligibility, service and distribution of plan benefits to participants. The Committee will carry out its responsibilities under the ESOP in a uniform and nondiscriminating manner.

  ESOP Contributions and Vesting. The ESOP provides for employer contributions only, the amount of which is determined by the Board of Directors on an annual basis. Tax law limits deductible contributions to the ESOP to 15% of the total compensation paid during the year to participating employees.

  For purposes of calculating the amount of a participant's employer contributions in any year, compensation means all wages and salaries paid to the participant during the year, including bonuses, overtime and commissions.

  A participant will become fully vested in his employer contributions upon the attainment of normal retirement age, death or termination of the ESOP. If the participant terminates employment prior to retirement age, the vested interest he has in his employer contributions will be based on his years of service, with 20% of vesting upon the completion of three years of service, and 20% for each additional year thereafter, with 100% vesting after seven or more years of service.

  ESOP Investments. Because the ESOP is an employee stock ownership plan, it is designed to comply with the legal requirement that all plan assets be invested primarily in the Company's Common Stock. Cash contributions made by the Company to the ESOP, therefore, are used by the trustee to purchase the Company's Common Stock at such time as the trustee deems it prudent to do so.

  In compliance with applicable legal requirements, the ESOP also permits eligible participants to diversify the investment of their plan assets under the ESOP. An eligible participant is a participant who has attained age 55 and who has at least ten years of participation in the ESOP. An eligible participant is entitled to diversify up to 25% of his account balance for a six-year period, and at the end of the six-year period, he will be entitled to diversify up to 50% of his account balance. For purposes of meeting diversification requirements, the Company will either make a distribution to the eligible participant of his diversified amount, or provide three investment funds under the ESOP to enable the eligible participant to diversify the investment of his plan assets.

  ESOP Amendment or Termination. Under the terms of the ESOP, the Company reserves the right to amend or terminate the ESOP at any time and in any manner. No amendment or termination, however, may deprive a participant of any benefit he has accrued under the ESOP prior to the effective date of the amendment or termination.

CERTAIN TRANSACTIONS

  The Company has entered into three lease agreements with two partnerships whose partners include certain of the Company's directors and officers and two lease agreements with a corporation which is owned by a family member of a former officer and director of the Company. In addition, as a result of the North Star Merger, the Company is a party to four leases with partnerships whose partners include persons, or their spouses, who are currently officers or directors of the Company. The Company believes that the terms and conditions of such leases with affiliated parties are no less favorable to the Company than could have been obtained from unaffiliated parties in arm's length transactions at the time such leases were entered into.

  The Company entered into a lease dated January 5, 1995, with V-JAC Properties, Ltd. for an 8,000 square feet warehouse facility in Ontario, California, with a lease term of three years (with an option to renew the lease for an additional three years on the same terms and conditions), for a monthly rent of $3,494. V-JAC Properties, Ltd. is a partnership whose interests are held equally by Virgil K. Benton, Sr., and John G. Jordan, each of whom is a co-founder of the Company, and Al A. Ronco and Charles J. Hogarty, who are currently directors and executive officers of the Company.

  The Company has also entered into a lease dated January 5, 1995, with V- JAC Properties, Ltd. for a 10,000 square feet warehouse facility in Palmyra, New Jersey, with a lease term of three years (with an option to renew the lease for an additional three years on the same terms and conditions), for a monthly rent of $2,985.

  The Company entered into a lease dated January 5, 1995, with B-J Properties, Ltd. for a 25,000 square feet warehouse facility in St. Louis, Missouri, with a lease term of three years (with an option to renew the lease for an additional three years on the same terms and conditions), for a monthly rent of $5,067. B-J Properties, Ltd. is a partnership whose interests are held 61.75% by Virgil K. Benton, Sr. and 38.25% by John G. Jordan, the Company's co-founders, both of whom retired as directors effective March 31, 1996.

  The Company entered into a lease dated April 1, 1995, with Benton Real Properties, Inc. relating to approximately 24,082 square feet in Ontario, California, with a lease term of five years, for a monthly rent of $6,088 in the first year of the lease, increasing to $6,271, $6,549, $6,653 and $6,853, respectively, in each year thereafter. In January 1996, the Company exercised a five-year lease option expiring December 31, 2000, with respect to a lease dated January 1, 1991, with Benton Real Properties, Inc. relating to approximately 20,000 square feet in Ontario, California for a monthly rent of $5,634 in the first year of the lease, increasing to $5,803, $5,977, $6,157 and $6,341, respectively, in each year thereafter. Benton Real Properties, Inc. is wholly owned by Bertha Benton, the mother of Virgil Benton II. Mr. Benton resigned as the Company's Chief Executive Officer and a director in May 1997.

  On January 1, 1995, North Star entered into a ten-year lease agreement with a partnership owned by the spouses of Ronald G. Brown and Kim D. Wood to lease property occupied by North Star's East Peoria, Illinois service center. The initial base rent under the lease was $6,975 per month, which is subject to increase on each anniversary of the lease term by the percentage increase in the Consumer Price Index during the preceding year. In addition to the base rent, North Star pays real estate taxes, maintenance, utilities and insurance costs associated with the property.

  On January 1, 1995, North Star entered a ten-year lease agreement with a partnership owned by the spouse of Raymond Wood, a former shareholder, officer and director of North Star, and the spouse of Ronald G. Brown to lease the property occupied by North Star's Brainerd, Minnesota chrome bumper plating center. The initial base rent under the lease was $21,300 per month, which is subject to increase on each anniversary of the lease term by the percentage increase in the Consumer Price Index during the preceding year. In addition to the base rent, North Star pays real estate taxes, maintenance, utilities and insurance costs associated with the property. Pursuant to the lease agreement, North Star is responsible for certain occurrences on the premises, including any environmental contamination.

  On January 1, 1995, North Star entered into a ten-year lease agreement with a partnership owned by Kim D. Wood and Richard Monson, the general manager of North Star's Brainerd, Minnesota chrome bumper manufacturing and recycling center to lease the property occupied by North Star's St. Cloud, Minnesota service center. The initial base rent under the lease was $5,000 per month, which is subject to increase on each anniversary of the lease term by the percentage increase in the Consumer Price Index during the preceding year. In addition to the base rent, North Star pays real estate taxes, maintenance, utilities and insurance costs associated with the property.

  On May 20, 1996, North Star entered into a ten-year lease agreement with a partnership owned by the spouses of Ronald G. Brown and Kim D. Wood and the Brown Family Limited Partnership to lease property occupied by North Star's headquarters and Minneapolis, Minnesota service center hub. The initial base rent under the lease was $12,000 per month, which is subject to increase on the anniversary of the lease term by the percentage increase in the Consumer Price Index during the preceding year. In addition to the base rent, North Star pays real estate taxes, maintenance utilities and insurance costs associated with the property. In an amendment to the lease dated September 23, 1996, the partnership agreed to construct a 37,260 square foot addition to the existing building. North Star began occupying the addition in January 1997 and, accordingly, the base rent increased to $25,627 per month.

  From time to time, the Company has borrowed funds from its directors, officers and principal shareholders for general working capital purposes. In March 1996, all such indebtedness was repaid. During the last three fiscal years, the maximum principal amount outstanding under each such loan was $123,668 and $240,596 to John G. Jordan, who retired as a director effective March 31, 1996, and Charles J. Hogarty, respectively. The Company believes the terms of such transactions were no less favorable to the Company than could have been obtained from an unaffiliated party.

  Crowell, Weedon & Co., one of the representatives of the underwriters of the Company's initial public offering, provided certain financial advisory services to the Company during fiscal 1996. In January 1996, the Company entered into an agreement with Crowell, Weedon & Co. to provide certain financial advisory services to the Company in connection with evaluating the North Star Merger. Upon the consummation of the North Star Merger, Crowell, Weedon & Co. received $125,000 in consideration of such services. Timothy C. McQuay, a director of the Company, is a Managing Director -- Corporate Finance of Crowell, Weedon & Co.

  In May 1997, Virgil K. Benton II resigned as the Chairman of the Board, Chief Executive Officer and director of the Company. In connection with his resignation, the Company and Mr. Benton entered into a Resignation Agreement and General Release, pursuant to which the Company (i) paid Mr. Benton cash and properties having a value of approximately $700,000, representing its obligations to Mr. Benton under the remaining two years of his employment agreement; (ii) agreed to register Mr. Benton's and certain related and affiliated persons' shares for sale in this Offering; and (iii) granted Mr. Benton a piggyback registration right in the event less than one million of the shares of Common Stock being offered by Mr. Benton and certain of his relatives and affiliates pursuant to this Prospectus are sold, unless the shares are withdrawn by those Selling Shareholders.

  The Company intends that it will not enter into any material transaction in which a director or officer of the Company has a direct or indirect financial interest, unless the transaction is determined by the Company's Board of Directors to be fair to the Company and is approved by a majority of the Company's disinterested directors or by the Company's shareholders, as provided for under California law.

LIMITATION ON LIABILITY AND INDEMNIFICATION

  The Articles of Incorporation of the Company limit the liability of the Company's directors for monetary damages arising from a breach of their fiduciary duties to the Company and its shareholders, except to the extent otherwise required by the California General Corporation Law. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

  The Company's Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by applicable law, including circumstances in which indemnification is otherwise discretionary. The Company has entered into indemnification agreements with each of its directors and executive officers containing provisions which are in some respects broader than the specific indemnification provisions contained in the California General Corporation Law. Such agreements may require the Company, among other things, (i) to indemnify its officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers provided such persons acted in good faith and in a manner reasonably believed to be in the best interests of the Company and, with respect to any criminal action, had no cause to believe their conduct was unlawful, (ii) to advance the expenses actually and reasonably incurred by its officers and directors as a result of any proceeding against them as to which they could be indemnified and (iii) to obtain directors' and officers' insurance if available on reasonable terms. There is no action or proceeding pending or, to the knowledge of the Company, threatened which may result in a claim for indemnification by any director, officer, employee or agent of the Company.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described above or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the shares offered hereby, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                      PRINCIPAL AND SELLING SHAREHOLDERS

  The following table sets forth certain information regarding the shares of Common Stock beneficially owned as of June 23, 1997, and as adjusted to reflect the sale of the shares offered hereby, by (i) each person known to the Company to be the beneficial owner of more than five percent of the outstanding Common Stock of the Company, (ii) those shareholders of the Company who are selling shares in this Offering (the "Selling Shareholders"),
(iii) each director and the Named Executives and (iv) all directors and executive officers as a group.

                                       SHARES                       SHARES
                                 BENEFICIALLY OWNED           BENEFICIALLY OWNED
                                      PRIOR TO                  AFTER OFFERING
                                    OFFERING(2)                     (2)(3)
                                 ------------------           ------------------
                                           PERCENT  NUMBER OF           PERCENT
                                 NUMBER OF    OF     SHARES   NUMBER OF    OF
        NAME AND ADDRESS(1)       SHARES   CLASS(4)  OFFERED   SHARES   CLASS(4)
        -------------------      --------- -------- --------- --------- --------
     Ronald G. Brown (5).......  1,447,878   15.9%    500,000   947,878    7.9%
     Employee Stock Ownership
      Plan.....................  1,398,285   14.3         --  1,398,285   11.7
     Virgil K. Benton II (6)...  1,162,019   11.9   1,162,019       --     --
     Charles J. Hogarty (7)....    504,014    5.2     142,427   361,587    3.0
     Al A. Ronco (8)...........    399,570    4.1     150,000   249,570    2.1
     Kim D. Wood (9)...........    252,166    2.6     100,000   152,166    1.3
     John M. Palumbo (10)......     25,000      *      10,000    15,000      *
     Robert L. Blanton (11)....     93,559      *       6,376    87,183      *
     Timothy C. McQuay (12)....     10,000      *         --     10,000      *
     George E. Seebart (12)....     10,000      *         --     10,000      *
     Philip Wolfe, Trustee
      (13).....................    100,000    1.0     100,000       --     --
     Virgil K. Benton..........     72,000      *      72,000       --     --
     C. Tucker Cheadle, Trustee
      (14).....................     44,868      *      44,868       --     --
     Tally Benton..............     12,310      *      12,310       --     --
     Teen Challenge of Arizona,
      Inc. (15)................    100,000    1.0         --    100,000      *
     Rhonda Brown Miller (16)..    186,861   1.92         --    186,861   1.56
     Vanessa Brown Smith (16)..    186,861   1.92         --    186,861   1.56
     Vincent B. Brown (16).....    186,861   1.92         --    186,861   1.56
     Ronald K. Brown (16)......     29,347      *         --     29,347      *
     All directors and execu-
      tive officers as a group
      (10 persons) (17)........  2,753,187   28.2     908,803 1,844,384   15.3

-------
   * Less than one percent.
 (1) The business address of each beneficial owner is 700 East Bonita Avenue, Pomona, California 91767.
 (2) Each person has sole voting and investment power over the shares of Common Stock shown as beneficially owned, subject to community property laws where applicable.
 (3) Assumes no exercise of the Underwriters' over-allotment option.
 (4) Shares of Common Stock which the person (or group) has the right to acquire within 60 days after June 23, 1997 are deemed to be outstanding in calculating the percentage ownership of the person (or group) but are not deemed to be outstanding as to any other person or group.
 (5) Mr. Brown has granted the Underwriters an option to purchase 5,000 shares of Common Stock solely to cover over-allotments, if any. To the extent such option is exercised, the number and percent of shares shown as beneficially owned by Mr. Brown after the Offering will be reduced accordingly.
 (6) Mr. Benton resigned as the Chairman of the Board, Chief Executive Officer and director of the Company in May 1997. Excludes 261,887 shares held by or in trust for members of the Benton family, as to which shares Mr. Benton disclaims beneficial ownership.
 (7) Includes 56,788 shares held for the benefit of Mr. Hogarty by the ESOP and excludes options to acquire 40,000 shares of Common Stock under the Stock Incentive Plan, which are not exercisable within 60 days of June 23, 1997. Mr. Hogarty has granted the Underwriters an option to purchase 60,000 shares of Common Stock solely to cover over-allotments, if any. To the extent such option is exercised, the number of shares shown as beneficially owned by Mr. Hogarty after the Offering will be reduced accordingly.
 (8) Includes (i) 347,677 shares held by the Ronco Family Trust and (ii) 51,893 shares held for the benefit of Mr. Ronco by the ESOP and excludes options to acquire 40,000 shares of Common Stock under the Stock Incentive Plan, which are not exercisable within 60 days of June 23, 1997. Mr. Ronco has granted the Underwriters an option to purchase 50,000 shares of Common Stock solely to cover over-allotments, if any. To the extent such option is exercised, the number and percent of shares shown as beneficially owned by Mr. Ronco after the Offering will be reduced accordingly.
 (9) Includes 81,700 shares of Common Stock held by Mr. Wood as Trustee for Kristine and Kathryn Wood pursuant to irrevocable trusts, of which 80,000 shares are being sold in this Offering. Excludes options to acquire 40,000 shares of Common Stock under the Stock Incentive Plan, which are not exercisable within 60 days of June 23, 1997.
(10) Excludes options to acquire 20,000 shares of Common Stock under the Stock Incentive Plan, which are not exercisable within 60 days of June 23, 1997.
(11) Includes 27,183 shares held for the benefit of Mr. Blanton by the ESOP.
(12) Consists of shares issuable upon the exercise of stock options granted under the Company's Stock Incentive Plan to the named individual.
(13) Represents shares held by Mr. Wolfe as Trustee for the Benton Charitable Trust.
(14) Represents shares held by Mr. Cheadle as Trustee for the Benton Irrevocable Trust.
(15) This shareholder has granted the Underwriters an option to purchase up to 100,000 shares of Common Stock solely to cover over-allotments, if any. To the extent such option is exercised, the number and percent of shares shown as beneficially owned after the Offering will be reduced accordingly.
(16) Each of these shareholders, except for Ronald K. Brown, has granted the Underwriters an option to purchase up to 30,000 shares of Common Stock solely to cover over-allotments, if any. Mr. Brown has granted the Underwriters an option to purchase up to 5,000 shares. To the extent such option is exercised, the number and percent of shares shown as beneficially owned by each of these shareholders after the Offering will be reduced accordingly.
(17) Excludes 200,000 shares subject to options which are not exercisable within 60 days of June 23, 1997 and includes (i) 135,864 shares held for the benefit of directors and executive officers by the ESOP and
     (ii) 30,000 shares subject to options exercisable within 60 days of June 23, 1997.

                         DESCRIPTION OF CAPITAL STOCK

  The Company currently is authorized to issue up to (i) 20,000,000 shares of Common Stock, of which 9,750,000 shares were outstanding at May 31, 1997, and
(ii) 3,000,000 shares of Preferred Stock, none of which are outstanding. At the annual meeting of shareholders, scheduled to be held in August 1997, the Company intends to seek shareholder approval to amend its Restated Articles of Incorporation to increase the authorized number of shares of Common Stock from 20,000,000 to 50,000,000.

COMMON STOCK

  Each holder of Common Stock is entitled to one vote for each share held of record on each matter submitted to a vote of shareholders. While the Company's shareholders currently may cumulate their votes for the election of directors, cumulative voting will no longer be required or permitted under the Company's Articles of Incorporation (the "Articles") at such time as the Company's shares of Common Stock are listed on the Nasdaq National Market and the Company has at least 800 holders of its equity securities as of the record date of the Company's most recent annual meeting of shareholders. At the same time, the Company will divide its Board into three classes of directors. The Common Stock is listed on the Nasdaq National Market and the Company believes that it has, and will at the record date for its annual meeting of shareholders scheduled to be held in August 1997 have, at least 800 holders of its Common Stock. Subject to preferences which may be granted to the holders of Preferred Stock, each holder of Common Stock is entitled to share ratably in distributions to shareholders and to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of the liquidation, dissolution or winding up of the Company, is entitled to share ratably in all assets of the Company remaining after payment of liabilities. Holders of Common Stock have no conversion, preemptive or other rights to subscribe for additional shares, and there are no redemption rights or sinking fund provisions with respect to the Common Stock. The outstanding shares of Common Stock are, and the shares to be sold by the Company in this Offering will be, when issued and delivered against receipt of the consideration set forth in this Prospectus, validly issued, fully paid and nonassessable. Additional shares of Common Stock may be issued by the Company from time to time.

PREFERRED STOCK

  The Board of Directors, without further action by the holders of Common Stock, may issue shares of Preferred Stock in one or more series and may fix or alter the relative, participating, optional or other rights, preferences, privileges and restrictions, including the voting rights, redemption provisions (including sinking fund provisions), dividend rights, dividend rates, liquidation preferences and conversion rights, and the description of and number of shares constituting any wholly unissued series of Preferred Stock. The Board of Directors, without further shareholder approval, can issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock. No shares of Preferred Stock presently are outstanding, and the Company currently has no plans to issue shares of Preferred Stock. The issuance of Preferred Stock in certain circumstances may delay, defer or prevent a change in control of the Company without further action by the shareholders, may discourage bids for the Company's Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price, and the voting and other rights of the holders, of Common Stock.

CERTAIN PROVISIONS IN THE COMPANY'S ARTICLES AND BYLAWS

  Shareholder Meetings. The Articles provide that any action required to be taken or that may be taken at any meeting of the Company's shareholders may only be taken at a meeting of shareholders or by the written consent of the holders of two-thirds of the outstanding voting shares. In addition, if a shareholder wishes to propose an item for consideration at a special meeting of shareholders, or at the annual meeting of shareholders to be held in August 1997, he must give written notice to the Company not less than 30 nor more than 60 days prior to the meeting or, if later, the tenth day following the first public announcement of such meeting, or such other date as is necessary to comply with applicable federal proxy solicitation rules or other regulations. The Bylaws of the Company (the "Bylaws") provide that, if a shareholder wishes to propose an item for consideration at any annual meeting of shareholders, he must give written notice to the Company not less than 90 days prior to the day and month on which, in the immediately preceding year, the annual meeting for such year had been held.

  Board of Directors. The Bylaws provide that the number of directors shall be not less than five nor more than nine until changed by an amendment duly adopted by the Company's shareholders. The Bylaws further provide that the exact number of directors shall be fixed from time to time, within such range, by the Board of Directors. The number of directors currently is fixed at five. The Articles provide that, upon the satisfaction of certain conditions, the Board of Directors will be divided into three classes of directors, each serving for staggered three-year terms. It is anticipated that this will occur at the next annual meeting of shareholders of the Company, which is scheduled to be held in August 1997.

  Amendment of Articles and Bylaws. The Bylaws may not be amended without the approval of the holders of at least two-thirds of the outstanding voting shares or the approval of at least two-thirds of the authorized directors; provided, however, that the provisions of the Bylaws relating to shareholder proposals and the number and nomination of directors require the approval of the holders of at least two-thirds of the outstanding voting shares. In addition, the provisions contained in the Articles and Bylaws with respect to the required vote for shareholder action without a meeting, the classification of the Board of Directors, the elimination of cumulative voting, indemnification of directors, officers and others and the Preferred Stock may not be amended without the affirmative vote of at least two-thirds of the outstanding voting shares.

  The foregoing provisions of the Articles and the Bylaws may delay, defer or prevent a change in control of the Company without further action by the shareholders, may discourage bids for the Company's Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of the Common Stock.

TRANSFER AGENT AND REGISTRAR

  The Company has appointed U.S. Stock Transfer Corporation, Glendale, California as the transfer agent and registrar for the Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE

  Future sales of substantial amounts of the Common Stock of the Company in the public market could adversely affect prevailing market prices.

  At May 31, 1997, there were 9,750,000 shares of Common Stock outstanding. Of these shares, the 3,105,000 shares sold in the Company's initial public offering and the 2,450,000 shares issued in the North Star Merger are freely tradeable without restriction or further registration under the Securities Act, except for any such shares held by an "affiliate" of the Company. The remaining 4,195,000 shares are "restricted securities" as that term is defined in Rule 144 and, accordingly, may not be sold without registration under the Securities Act or pursuant to an applicable exemption therefrom. Of these shares, 1,700,000 shares are being included in this Offering by certain of the Selling Shareholders.

  In general, under Rule 144 promulgated under the Securities Act, as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year (including the holding period of any prior owner other than an "affiliate" of the Company), or who is an "affiliate" of the Company, is entitled to sell within any three-month period a number of such Restricted Shares or, in the case of an "affiliate," a number of such Restricted Shares and shares purchased in the public market, that does not exceed the greater of (i) 1% of the then outstanding shares of the Company's Common Stock (approximately 97,500 shares, 119,900 shares if this Offering is completed) or (ii) the average weekly trading volume of the Company's Common Stock in the public market during the four calendar weeks immediately preceding such sale. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice and availability of current public information regarding the Company. A person who has not been an "affiliate" of the Company at any time during the three months preceding a sale, and who has beneficially owned Restricted Shares for at least two years, is entitled to sell such shares under Rule 144 without regard to the volume limitations, manner of sale provisions or notice requirements. On the date of this Prospectus substantially all of the Restricted Shares may be deemed to have been held for more than one year.

  The Company and certain of its officers, directors and shareholders have agreed, in connection with this Offering, not to, directly or indirectly, sell or otherwise dispose of shares of Common Stock held by them in the public market, without the prior written consent of the Underwriters. The lock-up period will expire 180 days from the date of this Prospectus, at which time such shares will become eligible for sale in the public market under Rule 144. Upon expiration of the lock-up period, the market price for the Company's Common Stock could be materially and adversely affected by the sale or availability for sale of such shares.

  An aggregate of 730,000 shares, which the Company proposes to increase to 1,100,000 shares, are currently reserved for issuance under the Stock Incentive Plan. The Company has registered the sale of such shares under the Securities Act. Accordingly, as awards under the Company's stock incentive plan vest, shares issued pursuant thereto will be freely tradeable, except such shares as may be acquired by an "affiliate" of the Company.

                                 UNDERWRITING

  Morgan Keegan & Company, Inc., A.G. Edwards & Sons, Inc. and Crowell, Weedon & Co. (the "Underwriters") have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement (the "Underwriting Agreement"), to purchase from the Company and the Selling Shareholders the number of shares of Common Stock indicated below opposite their respective names at the public offering price less the underwriting discount set forth on the cover page of this Prospectus.

                                                                     NUMBER OF
   NAME OF UNDERWRITER                                                 SHARES
   -------------------                                               ----------
   Morgan Keegan & Company, Inc. ...................................  1,513,334
   A.G. Edwards & Sons, Inc.........................................  1,513,333
   Crowell, Weedon & Co. ...........................................  1,513,333
                                                                     ----------
       Total .......................................................  4,540,000
                                                                     ==========

  The Underwriting Agreement provides that the Underwriters are obligated to purchase all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any of such shares are purchased. The Company and the Selling Shareholders have been advised by the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $0.53 per share of Common Stock. The Underwriters may allow, and such dealers may reallow, a discount not in excess of $0.10 per share to other dealers. The public offering price and the concessions and discount to dealers may be changed by the Underwriters after the public offering.

  The Company and certain shareholders have granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an additional 680,000 shares of Common Stock (of which the first 310,000 shares will be sold by certain shareholders and the remaining shares will be sold by the Company) at the public offering price, less underwriting discounts and commissions, as shown on the cover page of this Prospectus. The Underwriters may exercise such option solely for the purpose of covering over-allotments incurred in the sale of the shares of Common Stock offered hereby.

  The Company and the Selling Shareholders have agreed to indemnify the several Underwriters or to contribute to losses arising out of certain liabilities, including liabilities under the Securities Act.

  The Company and each of its executive officers and directors have agreed, for a period of 180 days from the date of this Prospectus, not to offer, sell, offer to sell, contract to sell, grant any option to purchase, or otherwise dispose of, directly or indirectly, any shares of Common Stock, or any securities convertible into, or exercisable or exchangeable for, shares of Common Stock, in the public market, without the prior written consent of the Underwriters.

  The Underwriters have informed the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

  Timothy C. McQuay, a partner with Crowell, Weedon & Co., serves as a director of the Company. See "Management" and "Certain Transactions."

  The Underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids for and purchases of Common Stock so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve the purchase of Common Stock in the open market in order to cover a syndicate short position. Penalty bids permit the Underwriters to reclaim a selling concession from a syndicate member when the shares of Common Stock originally sold by such syndicate member are purchased in a stabilizing transaction or syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions, and penalty bids may cause the price of the Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the Nasdaq National Market, or otherwise, and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Shareholders by Manatt, Phelps & Phillips, LLP, Los Angeles, California. Certain legal matters will be passed upon for the Underwriters by Troy & Gould Professional Corporation, Los Angeles, California.

                                    EXPERTS

  The consolidated financial statements of the Company at March 29, 1996 and March 28, 1997 and for each of the three years in the period ended March 28, 1997, and the financial statements of North Star at September 30, 1995 and 1996 and for each of the three years in the period ended September 30, 1996, appearing in this Prospectus and the Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Commission a Registration Statement (including any amendments thereto) on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, omits certain of the information contained in the Registration Statement and the exhibits and schedules thereto on file with the Commission pursuant to the Securities Act and the rules and regulations of the Commission thereunder. The Registration Statement, including exhibits and schedules thereto, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and copies may be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith, files reports, proxy or information statements, and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the following Regional Offices: 7 World Trade Center, 13th Floor, New York, New York 10048, and Northwestern Atrium Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials also can be obtained from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, by mail at prescribed rates. In addition, the Commission has a Web site on the World Wide Web at http://www.sec.gov, containing registration statements, reports, proxy and information statements and other information that registrants, such as the Company, file electronically with the Commission. The Common Stock is traded on the Nasdaq National Market, and the Company's reports, proxy or information statements and other information may be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                         INDEX TO FINANCIAL STATEMENTS

KEYSTONE AUTOMOTIVE INDUSTRIES, INC.

Report of Independent Auditors............................................   F-2
Consolidated Balance Sheets at March 29, 1996 and March 28, 1997..........   F-3
Consolidated Statements of Income for the years ended March 31, 1995,
 March 29, 1996 and March 28, 1997........................................   F-4
Consolidated Statements of Shareholders' Equity for the years ended March
 31, 1995, March 29, 1996 and March 28, 1997..............................   F-5
Consolidated Statements of Cash Flows for the years ended March 31, 1995,
 March 29, 1996 and March 28, 1997........................................   F-6
Notes to Consolidated Financial Statements................................   F-7
NORTH STAR PLATING COMPANY
Report of Independent Auditors............................................  F-18
Balance Sheets at September 30, 1995 and September 30, 1996...............  F-19
Statements of Income and Shareholders' Equity for the years ended
 September 30, 1994, September 30, 1995 and September 30, 1996............  F-20
Statements of Cash Flows for the years ended September 30, 1994, September
 30, 1995 and September 30, 1996..........................................  F-21
Notes to Financial Statements.............................................  F-22

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Keystone Automotive Industries, Inc.

  We have audited the accompanying balance sheets of Keystone Automotive Industries, Inc. and subsidiaries as of March 28, 1997 and March 29, 1996, and the related statements of income, shareholders' equity, and cash flows for each of the three years in the periods ended March 28, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Keystone Automotive Industries, Inc. at March 28, 1997 and March 29, 1996, and the results of its operations and its cash flows for each of the three years in the period ended March 28, 1997, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Los Angeles, California
May 23, 1997

                      KEYSTONE AUTOMOTIVE INDUSTRIES, INC.

                          CONSOLIDATED BALANCE SHEETS

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                            MARCH 29, MARCH 28,
                                                              1996      1997
                                                            --------- ---------
                          ASSETS
Current assets:
 Cash......................................................  $ 3,876   $ 1,352
 Accounts receivable, less allowance for doubtful accounts
  of $355 in 1996 and $658 in 1997.........................   15,919    18,738
 Inventories, primarily finished goods.....................   30,576    39,512
 Prepaid expenses and other current assets.................      867       897
 Deferred taxes............................................      779     1,786
                                                             -------   -------
   Total current assets....................................   52,017    62,285
Property, plant and equipment, at cost:
 Land......................................................      376       486
 Buildings and leasehold improvements......................    4,973     5,959
 Machinery and equipment...................................    5,823     7,359
 Furniture and fixtures....................................    6,820     8,187
                                                             -------   -------
                                                              17,992    21,991
 Accumulated depreciation and amortization.................   (9,470)  (11,241)
                                                             -------   -------
                                                               8,522    10,750
Intangibles................................................    2,584     3,719
Other assets...............................................    1,592     2,046
                                                             -------   -------
   Total assets............................................  $64,715   $78,800
                                                             =======   =======
           LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Line of credit............................................  $13,250   $12,629
 Bankers acceptances and other short term debt.............    3,520     3,538
 Accounts payable..........................................   13,086    15,994
 Accrued salaries, wages and related benefits..............    1,540     1,432
 Other accrued liabilities.................................    1,140       718
 Long-term debt, due within one year.......................    2,527       741
 Deferred taxes............................................      --        386
                                                             -------   -------
   Total current liabilities...............................   35,063    35,438
 Long-term debt, less current maturities...................    5,712       913
 Notes payable to officers, shareholders and other related
  parties..................................................      192       192
 Deferred taxes............................................      269       403
 Accrued pension cost......................................       36       --
Shareholders' equity:
 Preferred stock, no par value:
 Authorized shares--3,000,000
 None issued and outstanding...............................      --        --
 Common stock, no par value:
 Authorized shares--20,000,000
 Issued and outstanding shares--8,250,000 in 1996 and
  9,750,000 in 1997, at stated value.......................    4,299    15,921
 Additional paid-in capital................................      553       553
 Retained earnings.........................................   18,591    25,380
                                                             -------   -------
   Total shareholders' equity..............................   23,443    41,854
                                                             -------   -------
   Total liabilities and shareholders' equity..............  $64,715   $78,800
                                                             =======   =======

                            See accompanying notes.

                      KEYSTONE AUTOMOTIVE INDUSTRIES, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

               (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)

                                                          YEAR ENDED
                                               --------------------------------
                                               MARCH 31,  MARCH 29,  MARCH 28,
                                                  1995       1996       1997
                                               ---------- ---------- ----------
Net sales..................................... $  132,655 $  157,021 $  194,321
Cost of sales.................................     79,319     95,131    115,052
                                               ---------- ---------- ----------
Gross profit..................................     53,336     61,890     79,269
Operating expenses:
 Selling and distribution expenses............     38,601     43,800     53,503
 General and administrative...................      9,557      9,428     12,340
 Merger costs.................................        --         --         905
                                               ---------- ---------- ----------
                                                   48,158     53,228     66,748
                                               ---------- ---------- ----------
Operating income..............................      5,178      8,662     12,521
Interest expense..............................      1,200      1,490      1,297
                                               ---------- ---------- ----------
Income before income taxes....................      3,978      7,172     11,224
Income taxes..................................      1,543      2,836      4,435
                                               ---------- ---------- ----------
Net income.................................... $    2,435 $    4,336 $    6,789
                                               ========== ========== ==========
Net income per share.......................... $      .29 $      .53 $      .72
                                               ========== ========== ==========
Weighted averages shares outstanding..........  8,255,000  8,250,000  9,408,000
                                               ========== ========== ==========


                            See accompanying notes.

                      KEYSTONE AUTOMOTIVE INDUSTRIES, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                 MARCH 28, 1997

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                 COMMON STOCK      ADDITIONAL
                               ------------------   PAID-IN   RETAINED
                                SHARES    AMOUNT    CAPITAL   EARNINGS  TOTAL
                               ---------  -------  ---------- -------- -------
Balance at March 25, 1994, as
 previously reported.......... 5,682,622  $ 3,905     $436    $ 6,228  $10,569
 Pooling of interests with
  North Star Plating
  Company..................... 2,450,000      --       117      5,592    5,709
                               ---------  -------     ----    -------  -------
Balance at March 25, 1994, as
 adjusted..................... 8,132,622    3,905      553     11,820   16,278
 Retirement of 62,755 shares
  of common stock ($3.32 per
  share)......................   (62,755)    (209)     --         --      (209)
 Issuance of 180,133 shares of
  common stock to officers
  ($3.35 per share)...........   180,133      603      --         --       603
 Net income...................       --       --       --       2,435    2,435
                               ---------  -------     ----    -------  -------
Balance at March 31, 1995..... 8,250,000    4,299      553     14,255   19,107
 Net income...................       --       --       --       4,336    4,336
                               ---------  -------     ----    -------  -------
Balance at March 29, 1996..... 8,250,000    4,299      553     18,591   23,443
 Issuance of 1,500,000 shares
  in connection with initial
  public offering at $9.00 a
  share net of offering costs
  and commissions of $1,878... 1,500,000   11,622      --         --    11,622
 Net income...................       --       --       --       6,789    6,789
                               ---------  -------     ----    -------  -------
Balance at March 28, 1997..... 9,750,000  $15,921     $553    $25,380  $41,854
                               =========  =======     ====    =======  =======


                            See accompanying notes.

                      KEYSTONE AUTOMOTIVE INDUSTRIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                           YEAR ENDED
                                                  -----------------------------
                                                  MARCH 31, MARCH 29, MARCH 28,
                                                    1995      1996      1997
                                                  --------- --------- ---------
OPERATING ACTIVITIES:
Net income......................................   $2,435    $4,336    $ 6,789
Adjustments to reconcile net income to net cash
 provided by (used in) operating activities:
  Depreciation and amortization.................    1,401     1,607      2,617
  Deferred taxes................................     (639)      239       (487)
  Provision of losses on uncollectible accounts.      270       317        673
  Provision for losses on inventory.............    1,324       641        322
  (Gain) loss on sales of assets................       87       (11)      (150)
  Stock issued for compensation.................      603       --         --
  Changes in operating assets and liabilities:
   Accounts receivable..........................     (857)   (4,672)    (2,736)
   Inventories..................................     (267)   (5,700)    (6,834)
   Prepaid expenses and other receivables.......     (454)      574        (30)
   Other assets.................................      176       445       (454)
   Accounts payable.............................     (520)    3,947      2,908
   Accrued salaries, wages and related benefits.     (195)      539       (108)
   Other accrued liabilities and accrued pension
    costs.......................................      (60)     (524)      (458)
                                                   ------    ------    -------
Net cash provided by operating activities.......    3,304     1,738      2,052
INVESTING ACTIVITIES:
Proceeds from sales of assets...................       66        75        270
Acquisitions of certain service centers.........   (1,289)   (3,051)    (3,175)
Intangible assets acquired......................     (175)   (2,003)    (1,751)
Purchases of property, plant and equipment......   (2,504)   (1,945)    (3,854)
                                                   ------    ------    -------
Net cash used in investing activities...........   (3,902)   (6,924)    (8,510)
FINANCING ACTIVITIES:
Borrowings under bank credit facility...........    2,950     1,560     19,129
Payments under bank credit facility.............   (1,210)      (50)   (19,750)
Bankers acceptances and other short-term debt,
 net............................................   (1,024)    1,067         18
Borrowings on notes payable to officers,
 shareholders and other related parties.........       14       178        --
Payments on notes payable to officers,
 shareholders and other related parties.........      (13)     (364)       --
Borrowings on long-term debt....................    2,944     4,351         24
Principal payments on long-term debt............   (1,762)   (2,131)    (7,109)
Proceeds from initial public offering...........      --        --      11,622
Principal payments on capital lease obligations.     (141)
Retirement of stock.............................     (209)      --         --
                                                   ------    ------    -------
Net cash provided by financing activities.......    1,549     4,611      3,934
                                                   ------    ------    -------
Net increase (decrease) in cash.................      951      (575)    (2,524)
Cash at beginning of year.......................    3,500     4,451      3,876
                                                   ------    ------    -------
Cash at end of year.............................   $4,451    $3,876    $ 1,352
                                                   ======    ======    =======
Supplemental disclosures
  Interest paid during the year.................   $1,145    $1,503    $ 1,338
  Income taxes paid during the year.............   $2,631    $2,412    $ 5,311
  Acquisition of businesses using debt..........   $  --     $1,666    $   500
                                                   ------    ------    -------

                            See accompanying notes.

                     KEYSTONE AUTOMOTIVE INDUSTRIES, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                MARCH 28, 1997

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS INFORMATION

  The principal business of Keystone Automotive Industries, Inc. (the "Company") is the distribution of replacement parts for automobiles and light trucks to collision repair shops through a network of seventy service centers located within the United States and one in Mexico.

PRINCIPLES OF CONSOLIDATION

  The accompanying consolidated financial statements include the accounts of Keystone Automotive Industries, Inc. and its wholly-owned subsidiary, North Star Plating Co. All significant intercompany transactions have been eliminated in consolidation.

CASH EQUIVALENTS

  The Company considers all highly liquid instruments with an original maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents are held by major financial institutions.

FISCAL YEAR

  The Company uses a 52/53 week fiscal year. The Company's fiscal year ends on the last Friday of March. The fiscal years ended March 31, 1995, March 29, 1996 and March 28, 1997, included 53, 52 and 52 weeks, respectively.

FAIR VALUES OF FINANCIAL INSTRUMENTS

  Fair values of cash and cash equivalents, short-term borrowings and the current portion of long-term debt approximate cost due to the short period of time to maturity. Fair values of long-term debt, which have been determined based on borrowing rates currently available to the Company for loans with similar terms or maturity, approximate the carrying amounts in the consolidated financial statements.

INVENTORIES

  The Company's inventories consist primarily of automotive collision replacement parts, paint and related materials and bumpers. Inventories are stated at the lower of cost (first-in, first-out) or market.

DEPRECIATION

  The Company uses the straight-line method for depreciation of property, plant, and equipment over the following estimated useful lives:

   Buildings...............................   20 years
   Machinery and equipment................. 5-12 years
   Furniture and fixtures..................  5-6 years
   Auto and truck..........................  3-5 years
   Leasehold improvements.................. Term of lease or life of the asset, whichever is shorter, or 5-20 years.

  Depreciation expenses amounted to approximately $1,369,000, $1,483,000, and $2,001,000 for the years ended March 31, 1995, March 29, 1996 and March 28, 1997, respectively.

                     KEYSTONE AUTOMOTIVE INDUSTRIES, INC.

                                MARCH 28, 1997


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CONCENTRATIONS OF RISK

  Accounts receivable subject the Company to a potential concentration of credit risk. Substantially all of the Company's customers are in the auto body repair business, none representing more than 1% of sales. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Receivables are generally due within 30 days. Credit losses have consistently been within management's expectations. During 1997 Keystone imported 25% of its products from the Far East.

ACCOUNTING ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

STOCK-BASED COMPENSATION

  The Company elected to continue to account for stock-based compensation plans using the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees," and related interpretations. Management has determined that the effect of applying Financial Accounting Standards Board Statement No. 123's fair value method to the Company's stock-based awards results in net income and earnings per share that are not materially different from amounts reported. Under the provisions of APB 25, compensation expense is measured at the grant date for the difference between the fair value of the stock and the exercise price.

REVENUE RECOGNITION

  The Company recognizes revenue from product sales at the time of shipment. The Company provides its customers the right to return products that are damaged or defective. The effect of these programs is estimated and current period sales and costs of sales are reduced accordingly.

INTANGIBLES

  Excess of cost over net assets acquired is amortized over a fifteen-year period using the straight-line method. Covenants not to compete are amortized using the straight-line method over the terms of the agreements. Amortization expense for the years ended March 31, 1995, March 29, 1996, and March 28, 1997 were $32,000, $124,000, and $616,000, respectively.


                                                                  1996    1997
                                                                 ------  ------
   Covenants not to compete..................................... $1,135  $3,012
   Excess of cost over net assets acquired......................  1,605   1,479
                                                                 ------  ------
                                                                  2,740   4,491
   Less: Accumulated amortization...............................   (156)   (772)
                                                                 ------  ------
   Total........................................................ $2,584  $3,719
                                                                 ======  ======

                     KEYSTONE AUTOMOTIVE INDUSTRIES, INC.

                                MARCH 28, 1997


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

EARNINGS PER SHARE

  The Board of Directors authorized management of the Company to file a Registration Statement with the Securities and Exchange Commission permitting the Company to sell shares of its common stock to the public. The Company restated its Articles of Incorporation and Bylaws to increase the authorized shares of common stock to 20,000,000 and to authorize 3,000,000 shares of preferred stock. No preferred stock has been issued. Additionally, the Board of Directors and shareholders approved a common stock split of 3.8467 to 1 on April 16, 1996. All share and per share amounts in these financial statements have been adjusted for the common stock split.

  Earnings per share are computed using the weighted average number of shares of common stock and common stock equivalents (attributable to stock options which are not material) outstanding during each period. Common stock equivalents were calculated using the treasury stock method.

NEW ACCOUNTING STANDARDS

  In February 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings per Share, which is required to be adopted for fiscal years ending after December 15, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating basic earnings per share, the dilutive effect of stock options will be excluded. The impact of Statement 128 on the calculation of basic earnings per share and fully diluted earnings per share for the years ended March 31, 1995, March 29, 1996, and March 28, 1997 will not be material.

2. MERGER AND ACQUISITIONS

  Effective March 28, 1997, the Company completed a merger with North Star Plating Company ("North Star"). An aggregate of 2,450,000 shares of Keystone common stock was exchanged for all of the outstanding common stock of North Star. The transaction was accounted for as a pooling of interests and therefore, all prior period financial statements presented include North Star's historical activities. North Star used a September 30 year end. The North Star balance sheets and statements of income and cash flow have been conformed to Keystone's fiscal years ended March 31, 1995, March 29, 1996 and March 28, 1997.

                                                         YEAR ENDED
                                                -------------------------------
                                                MARCH 31,  MARCH 29,  MARCH 28,
                                                  1995       1996       1997
                                                ---------  ---------  ---------
                                                   (DOLLARS IN THOUSANDS)
   Net sales:
     Keystone.................................. $101,596   $115,326   $138,380
     North Star................................   32,479     43,317     58,227
     Intercompany eliminations.................   (1,420)    (1,622)    (2,286)
                                                --------   --------   --------
   Combined.................................... $132,655   $157,021   $194,321
                                                ========   ========   ========
   Net income:
     Keystone.................................. $  1,406   $  3,106   $  4,836
     North Star................................    1,029      1,230      1,953
                                                --------   --------   --------
   Combined.................................... $  2,435   $  4,336   $  6,789
                                                ========   ========   ========
   Other changes in shareholders' equity:
     Keystone.................................. $    394   $    --    $ 11,622
     North Star................................      --         --         --
                                                --------   --------   --------
   Combined.................................... $    394   $          $ 11,622
                                                ========   ========   ========

                     KEYSTONE AUTOMOTIVE INDUSTRIES, INC.

                                MARCH 28, 1997


2. MERGER AND ACQUISITIONS (CONTINUED)

  Changes in shareholders' equity for the year ended March 31, 1995 are due to the issuance of 180,133 shares of common stock to officers for $3.35 a share and the retirement of 62,755 shares of common stock. Changes in shareholders' equity for the year ended March 28, 1997 are due to the proceeds from the Company's initial public offering less offering expenses, underwriters commissions and discounts.

  In connection with the merger, $905,000 of merger costs and expenses were incurred and have been charged to expense during the third and fourth quarter of the year ended March 28, 1997. The merger costs and expenses consisted primarily of legal, accounting, and investment banking fees.

  During the year ended March 29, 1996, the Company purchased substantially all of the assets, primarily inventory, furniture and fixtures, and equipment of M.A.P. International, C.D. Wheel and United Bumper. The Company paid approximately $1,192,000 in cash and a note for $150,000 due October 1998.

  In January of 1996 the Company's wholly-owned subsidiary (North Star) purchased substantially all of the assets of Carolina Bumper, Inc., Carolina Auto and Paint Supply, Inc., Carolina Truck Specialties/Automotive Colors, Inc. and Carolina Bumper/Automotive Colors, Inc., automotive and retail supply businesses. As consideration for the assets purchased, North Star paid cash of approximately $3,700,000, assumed certain liabilities and issued a one-year promissory note in the amount of $647,000. The note is due in monthly installments and bears interest at the rate of 8%. Promissory notes of $200,000 (due in 12 equal monthly installments) and $500,000 (due in 60 equal monthly installments), were issued in exchange for a five year covenant not to compete. Each note bears interest at a rate of 8%.

  The acquisitions for the year ended March 29, 1996 were accounted for using the purchase method. The acquired assets and liabilities were recorded at their estimated fair values. The results of operations have been included since the respective dates of acquisition. These results were not significant to the financial results of the Company.

  During fiscal 1997, the Company purchased substantially all of the assets primarily inventory, furniture and fixtures, and equipment of After Market Parts & Supply ("AMPS"), Augusta Bumper, Glenn Automotive Paint & Body Supply, Inc., and Stockton Plating Inc. The Company paid approximately $5,900,000 in total for these acquisitions. The acquired assets and liabilities were recorded at their estimated fair values. The acquisitions were accounted for using the purchase method. The results of operations have been included since the respective dates of acquisition. These results were not significant to the consolidated financial results of the Company.

3. SHAREHOLDERS' EQUITY

  In June 1996, the Company's Registration Statement of Form S-1 was declared effective by the Securities and Exchange Commission, permitting the Company to sell shares of its common stock to the public. The Company and selling shareholders sold 1,500,000 and 1,605,000 shares, respectively, at the initial offering price of $9.00 per share. The Company proceeds of $11,622,000 (net of underwriter commissions and offering costs) were used to pay down bank debt and for working capital.

                     KEYSTONE AUTOMOTIVE INDUSTRIES, INC.

                                MARCH 28, 1997


4. LONG-TERM DEBT

  Long-term debt consists of the following at March 29, 1996, and March 28, 1997 (in thousands):

                                                                1996     1997
                                                               -------  ------
   Note payable to bank, due in monthly installments of
    $50,000, plus interest at the prime rate (8.25% at March
    29, 1996), plus .5% due August 1, 1996...................  $   250  $  --
   Various covenants not-to-compete, payable with interest up
    to 8%, through 2001......................................      804     884
   Notes payable to Bumper Exchange, monthly principal of
    $6,790 and interest at 1% above the prime rate (8.25% at
    March 29, 1996), payable through October 1997. Secured by
    inventory, property and equipment........................      129     --
   Note payable to PNC bank, monthly payments of $6,649 with
    a variable interest rate (9.25% at March 29, 1996),
    payable through April 30, 1999. Secured by property......      674     --
   Note payable to D. Fales, interest at 1% above the prime
    rate, (8.25% at March 28, 1997), payable through October
    1998.....................................................      150     150
   Note payable to bank, secured by all inventories,
    equipment, accounts receivable and fixed assets, payable
    in monthly installments of $62,877, including 8.23%
    interest until December 31, 2000.........................    3,883     --
   Note payable, XRJ, Inc., secured by acquired assets,
    payable in monthly installments of $56,438 until December
    15, 1996.................................................      544     --
   Capital lease obligation, payable in monthly installments
    of $5,678, including 6.73% interest through December 1,
    1998.....................................................      175     117
   Other interest bearing notes, payable through 1999........    1,822     695
                                                               -------  ------
                                                                 8,431   1,846
   Less amount due within one year...........................   (2,527)   (741)
                                                               -------  ------
   Amounts due after one year................................  $ 5,904  $1,105
                                                               =======  ======

  Long-term debt due after one year matures approximately as follows: 1998-- $741,000; 1999--$685,000; 2000--$225,000; 2001--$195,000; 2002 and
thereafter--$0.

5. FINANCING ARRANGEMENTS

  On March 25, 1997 the Company entered into a revolving loan agreement with a commercial lender that provides a $25,000,000 unsecured credit facility that expires on March 24, 1998. Initial advances under the revolving line of credit are made with interest at the prime rate (8.5% at March 28, 1997), however at the Company's option, all advances may be converted to LIBOR plus 0.75%- 0.875%. The weighted average interest rate on the line of credit was 8.3% and 8.1% for the years ended March 29, 1996 and March 28, 1997, respectively. The agreement also contains an unused line charge of 0.125%. At March 28, 1997 the unused portion of the line of credit was $12,371,000.

  The revolving loan agreement is subject to certain restrictive covenants and requires that the company maintain certain financial ratios. The Company was in compliance with all covenants as of March 28, 1997.

                     KEYSTONE AUTOMOTIVE INDUSTRIES, INC.

                                MARCH 28, 1997


6. RELATED PARTY TRANSACTIONS

  The Company has entered into various property lease agreements with related parties including certain of the Company's directors and officers and agreements with a corporation which is owned by a family member of a Company officer and director. The leases contain terms up to 10 years. The Company believes that the terms and conditions of such leases with affiliated parties are no less favorable than could have been obtained from unaffiliated parties in arm's length transactions at the time such leases were entered into. Rent expense paid to related parties, included in the total rent expense, amounted to $724,000, $665,000 and $931,000 for 1995, 1996 and 1997, respectively, exclusive of the Company's obligation for property taxes and insurance.

  Notes payable to officers, shareholders, and other related parties are unsecured, due October 1, 1998, and bear interest at the prime rate (8.25% at March 28, 1997) plus 1%. Interest expense incurred in connection with these obligations was $32,000 at March 31, 1995, $43,000 at March 29, 1996 and $21,000 at March 28, 1997.

7. INCOME TAXES

  The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

  Significant components of the Company's deferred tax liabilities and assets as of year end as follows (in thousands):

                                                                  1996    1997
                                                                  -----  ------
   Deferred tax assets:
     Book depreciation over tax.................................. $  36  $  --
     Uniform cost capitalization.................................   546     765
     Inventory reserve...........................................   204     206
     Accrued expenses not currently deductible for tax...........   413     696
     Other, net..................................................   108     313
                                                                  -----  ------
   Total deferred tax assets..................................... 1,307   1,980
   Deferred tax liabilities:
     Prepaid expenses............................................  (381)   (385)
     Tax depreciation over book..................................   --     (182)
                                                                  -----  ------
   Total deferred tax liabilities................................  (381)   (567)
                                                                  -----  ------
   Net deferred tax assets....................................... $ 926  $1,413
                                                                  =====  ======

  No valuation allowance was necessary for deferred tax assets in 1996 or 1997.

                     KEYSTONE AUTOMOTIVE INDUSTRIES, INC.

                                MARCH 28, 1997


7. INCOME TAXES (CONTINUED)

  Significant components of the provision for income taxes attributable to operations under the liability method are as follows (in thousands):

                                                           1995    1996   1997
                                                          ------  ------ ------
   Current:
     Federal............................................. $1,760  $2,064 $3,958
     State...............................................    422     533    964
                                                          ------  ------ ------
                                                           2,182   2,597  4,922
   Deferred:
     Federal.............................................   (436)    203   (390)
     State...............................................   (203)     36    (97)
                                                          ------  ------ ------
                                                            (639)    239   (487)
                                                          ------  ------ ------
                                                          $1,543  $2,836 $4,435
                                                          ======  ====== ======

  The reconciliation of income taxes at the U.S. federal statutory tax rate to reported income tax expense is as follows (in thousands):

                                                           1995    1996   1997
                                                          ------  ------ ------
   Income taxes at statutory tax rate.................... $1,353  $2,438 $3,816
   State income taxes, net of federal tax effect.........    210     381    565
   Non-deductible expenses...............................     14      17     47
   Other, net............................................    (34)    --       7
                                                          ------  ------ ------
                                                          $1,543  $2,836 $4,435
                                                          ======  ====== ======

8. EMPLOYEE BENEFIT PLANS

  The Company has an employee stock ownership plan which covers substantially all of its employees. Under the terms of the Internal Revenue Code, each year's tax deductible contribution is limited to a maximum of 15% of the Company's qualified payroll. A carryover of unused allowable contributions is allowed, subject to certain limits. Under the terms of the plan, the Company makes the contribution to the Trustee, who is required to follow the Administrative Committee's investment decisions. The Company's contributions to the plan were $190,000, in 1995, and none in 1996 and 1997, respectively.

  In March 1979, the Company adopted a defined benefit pension plan (the "Plan") to provide pension benefits to all non-union employees. Plan benefits are based on an employee's years of service and the compensation during the five years of employment which would yield the highest average compensation. The assets of the plan consist primarily of investments in mutual funds, time certificates of deposit, and marketable debt securities. The Company's policy is to fund pension cost accrued.

                     KEYSTONE AUTOMOTIVE INDUSTRIES, INC.

                                MARCH 28, 1997


8. EMPLOYEE BENEFIT PLANS (CONTINUED)

  The net periodic pension cost for the Plan for the years ended March 31, 1995, March 29, 1996 and March 28, 1997, consisted of the following (in thousands).

                                                            1995   1996   1997
                                                            -----  -----  -----
   Service costs-- benefits earned during the year......... $ 120  $ 132  $ 154
   Interest cost on projected benefit obligation...........   188    213    232
   Actual return on assets.................................  (136)  (153)  (199)
   Net amortization and deferral...........................    40     45     40
                                                            -----  -----  -----
                                                            $ 212  $ 237  $ 227
                                                            =====  =====  =====

  The following is a summary of the status of the funding of the Plan (in thousands):

                                                                1996     1997
                                                               -------  -------
   Actuarial present value of benefit obligations:
     Vested benefit obligations..............................  $(2,414) $(2,783)
     Non-vested benefit obligations..........................      (65)     (81)
                                                               -------  -------
   Accumulated benefit obligations...........................  $(2,479) $(2,864)
                                                               =======  =======
   Projected benefit obligations.............................  $(2,902) $(3,380)
   Assets of the plan at market..............................    2,442    2,989
                                                               -------  -------
   Projected benefit obligation greater than assets of the
    plan.....................................................     (460)    (391)
   Unrecognized net obligation not yet recognized in periodic
    pension cost.............................................    1,148    1,195
   Unrecognized net transition obligation at March 28, 1987,
    being recognized over 25 years...........................      128      120
   Adjustment required to recognize minimum liability:
     Accrued but not expensed................................       (1)     --
     Unfunded liability......................................       36      --
                                                               -------  -------
   Prepaid pension included in other assets and prepaid
   expenses..................................................  $   851  $   924
                                                               =======  =======

  In determining the actuarial present value of projected benefit obligations at March 29, 1996 and March 28, 1997, a discount rate of 8% was used. Future compensation levels are assumed to increase at an annual rate of 5%. The expected long-term annual rate of return on assets was 8% for the years ended March 31, 1995, March 29, 1996, and March 28, 1997. In April 1997 the Board of Directors approved the freezing of the defined benefit pension plan. Management estimates, after consulting with the Company's actuary, that the curtailment of the plan is not material to the Company's results of operations. However, this estimate depends on the plan's asset values at the date of curtailment.

  North Star, a wholly-owned subsidiary, adopted a 401(k) plan in fiscal 1996 that covers substantially all of its employees. Employees who have completed more than one year of service are eligible and may contribute from 1% to 15% of their base pay. The Company matches 50% of the first 4% of employee contributions. Employee contributions vest immediately, while employer contributions vest based on years of service. Contributions to the plan were $43,000 and $173,000, as of March 29, 1996 and March 28, 1997, respectively. On April 1, 1997 the plan was amended to include substantially all of the Company's employees and to increase the matching contribution to 6% of employee contribution.

                     KEYSTONE AUTOMOTIVE INDUSTRIES, INC.

                                MARCH 28, 1997


9. STOCK COMPENSATION PLANS

  In 1996, the Board of Directors of the Company adopted a Stock Incentive Plan (the "Plan"). There were 730,000 shares of Common Stock reserved for issuance under the 1996 Plan. The 1996 Plan provides for granting of stock options that may be either "incentive stock options" within the meaning of
Section 422A of the Internal Revenue Code of 1986 (the "Code") or "non-qualified stock options," which do not satisfy the provisions of Section 422A of the Code. Options are required to be granted at an option price per share equal to the fair market value of Common Stock on the date of grant. Stock options may not be granted longer that 10 years from the date of the 1996 Plan. All options granted have ten-year terms and vest at the rate of 25% per year, commencing one year from the date of grant.

                                                                        WEIGHTED
                                                                        AVERAGE
                                                                        EXERCISE
   STOCK OPTION PLAN                                            SHARES   PRICE
   -----------------                                            ------- --------
   Outstanding at March 29, 1996                                    --      --
     Granted................................................... 432,000  $11.90
     Exercised.................................................     --      --
     Expired...................................................     --      --
   Outstanding at March 28, 1997............................... 432,000  $11.90

  The following tabulation summarizes certain information concerning outstanding and exercisable options at March 28, 1997:

                                                                   PRICE RANGE
                                                                 ---------------
                                                                         $12.25
                                                                           TO
                                                                  $9.00  $15.50
                                                                 ------- -------
   Outstanding options:
     Number outstanding......................................... 220,000 212,000
     Weighted average exercise price............................ $  9.00 $ 14.90
     Weighted average remaining contractual life in years.......     9.2     9.3
   Exercisable options:
     Number exercisable.........................................  20,000  45,000
     Weighted average exercise price............................ $  9.00 $ 12.69

  There were no exercisable options outstanding in fiscal years 1996 and 1995.

  If the Company had elected to recognize compensation cost based on the fair value of the options granted at the grant date as prescribed by Statement of Financial Accounting Standards No. 123, net income and earnings per share would have been reduced to the pro forma amounts shown below:

                                                                           1997
   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                               ------
   Pro forma:
     Net income.......................................................... $6,667
     Earnings per share:
      Primary............................................................ $ 0.71
      Fully diluted...................................................... $ 0.71

                     KEYSTONE AUTOMOTIVE INDUSTRIES, INC.

                                MARCH 28, 1997


9. STOCK COMPENSATION PLANS (CONTINUED)

  The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model using the following weighted average assumptions:

                                                                           1997
                                                                           ----
   Risk free interest rate................................................ 6.52%
   Expected life in years.................................................    4
   Expected volatility.................................................... 26.8%
   Expected dividend yield................................................ 0.00%

  In fiscal 1995 the Company had 180,133 shares exercised at a weighted average price of $3.35. This resulted in compensation expense of $1,200,000. The plan under which these option were granted was terminated in 1995.

10. COMMITMENTS

  The Company leases substantially all of its property and a portion of its plant and equipment. Certain of the leases contain renewal options from two to five years.

  Future minimum lease payments, under noncancelable operating leases with initial terms of one year or more, are approximately as follows at March 28, 1997 (in thousands):

                                                       RELATED           TOTAL
                                                        PARTY          OPERATING
                                                       LEASES   OTHER   LEASES
                                                       ------- ------- ---------
   1998............................................... $1,002  $ 3,987  $ 4,989
   1999...............................................    946    3,200    4,146
   2000...............................................  1,078    2,699    3,777
   2001...............................................  1,005    1,749    2,754
   2002...............................................    977      774    1,751
   Thereafter.........................................  2,881      234    3,115
                                                       ------  -------  -------
   Total minimum rental payments...................... $7,889  $12,643  $20,532
                                                       ======  =======  =======

  Total rent expense amounted to $2,707,000, $4,044,000 and $4,985,000 for 1995, 1996 and 1997, respectively, exclusive of the Company's obligation for property taxes and insurance. Certain leases contain provisions for rent escalation that is being amortized on a straight-line basis over the lives of the leases.

11. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

  The following is a summary of the quarterly results of operations for the years ended March 29, 1996 and March 28, 1997.

                                                          SEPT.
                                                 JUNE 30   29    DEC. 29 MAR. 29
                                                 ------- ------- ------- -------
                                                 (IN THOUSANDS, EXCEPT PER SHARE
                                                            AMOUNTS)
                                                 -------------------------------
   1996:
     Net Sales.................................. $34,667 $35,420 $38,763 $48,171
     Gross Profit...............................  13,810  13,773  15,479  18,828
     Net Income.................................     760     824   1,199   1,553
     Earnings Per Share.........................    0.09    0.10    0.15    0.19

                     KEYSTONE AUTOMOTIVE INDUSTRIES, INC.

                                MARCH 28, 1997

11. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED) (CONTINUED)

                                                          SEPT.
                                                 JUNE 28   27    DEC. 27 MAR. 28
                                                 ------- ------- ------- -------
                                                 (IN THOUSANDS, EXCEPT PER SHARE
                                                            AMOUNTS)
                                                 -------------------------------
   1997:
     Net Sales.................................. $45,561 $43,894 $49,905 $54,961
     Gross Profit...............................  18,296  17,712  20,566  22,695
     Net Income.................................   1,519   1,636   1,857   1,777
     Earnings Per Share.........................    0.18    0.17    0.19    0.18


12. SUBSEQUENT EVENTS

  Effective on May 23, 1997, the Company's Chairman and Chief Executive Officer resigned his positions to pursue other interests. Under the terms of the employment agreement, the Company is obligated to pay the balance of his contract and to provide for certain employee benefits. The Company will record a pre tax charge of approximately $700,000 in the first quarter of fiscal year 1998 in connection with the settlement of all outstanding obligations.

  The Company is planning to file a Form S-1 Registration Statement with the SEC in connection with a secondary offering of its common stock. The filing is expected to be effective June 1997. Management has indicated the proceeds from the offering will be used to paydown the Company's indebtedness under its revolving lines of credit.

  The Company is currently negotiating acquisitions for substantially all the assets and specific liabilities of a bumper distributor located in the Southeast and a wheel remanufacturer located in the Midwest for approximately $4,100,000 in cash. The acquisitions are expected to be completed in June of 1997.

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
North Star Plating Company

  We have audited the accompanying balance sheets of North Star Plating Company as of September 30, 1996 and 1995, and the related statements of income and shareholders' equity and cash flows for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of North Star Plating Company at September 30, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 1996, in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

Minneapolis, Minnesota
November 11, 1996

                           NORTH STAR PLATING COMPANY

                                 BALANCE SHEETS

                                                       SEPTEMBER    SEPTEMBER
                                                       30, 1995     30, 1996
                                                      -----------  -----------
                       ASSETS
Current assets
 Cash and cash equivalents........................... $    80,234  $   360,844
 Accounts receivable, less allowance for doubtful
  accounts and reserve for sales returns and
  discounts of $245,000 in 1996 and $75,000 in 1995..   3,442,079    4,909,622
 Other receivables...................................      16,599      114,514
 Inventories, less obsolescence reserve of $340,000
  in 1996 and $195,000 in 1995.......................   5,633,439    9,849,535
 Prepaid expenses....................................     429,215      317,089
 Deferred income taxes...............................     394,000      640,613
                                                      -----------  -----------
Total current assets.................................   9,995,566   16,192,217
Property and equipment
 Leasehold improvements..............................     413,604      601,355
 Shop machinery and equipment........................   1,187,113    1,722,650
 Office furniture and equipment......................   1,501,016    2,399,607
 Vehicles............................................   1,947,227    2,530,113
                                                      -----------  -----------
                                                        5,048,960    7,253,725
 Accumulated depreciation............................  (2,694,208)  (3,352,143)
                                                      -----------  -----------
                                                        2,354,752    3,901,582
Other assets
 Intangible assets, net of accumulated amortization
  of $205,993 in 1996 and $54,417 in 1995............     130,591    1,973,848
 Other...............................................      74,642       36,108
                                                      -----------  -----------
                                                          205,233    2,009,956
                                                      -----------  -----------
Total assets......................................... $12,555,551  $22,103,755
                                                      ===========  ===========
        LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
 Notes payable....................................... $ 1,000,000  $ 1,000,000
 Accounts payable....................................   1,972,050    5,159,894
 Accrued liabilities.................................     464,222      537,455
 Accrued wages.......................................     246,028      444,986
 Current maturities of long-term debt................     661,651    1,678,947
                                                      -----------  -----------
Total current liabilities............................   4,343,951    8,821,282
Long-term debt, less current maturities..............   1,112,008    4,323,405
Deferred income taxes................................     269,080      335,227
Shareholders' equity
 Common Stock, $.01 par value:
  Authorized shares--100,000.........................
  Issued and outstanding--6,762......................          68           68
 Additional paid-in capital..........................     117,250      117,250
 Retained earnings...................................   6,713,194    8,506,523
                                                      -----------  -----------
Total shareholders' equity...........................   6,830,512    8,623,841
                                                      -----------  -----------
Total liabilities and shareholders' equity........... $12,555,551  $22,103,755
                                                      ===========  ===========

                See accompanying notes to financial statements.

                           NORTH STAR PLATING COMPANY

                  STATEMENT OF INCOME AND SHAREHOLDERS' EQUITY

                                                 YEAR ENDED SEPTEMBER 30,
                                            ------------------------------------
                                               1994        1995         1996
                                            ----------- -----------  -----------
Net Sales.................................. $29,611,965 $34,838,287  $52,152,195
Cost of sales..............................  17,446,572  20,780,903   31,284,394
                                            ----------- -----------  -----------
Gross margin...............................  12,165,393  14,057,384   20,867,801
                                            =========== ===========  ===========
Other expenses
 General and administrative................   1,206,881   1,700,668    2,240,722
 Selling...................................   9,512,088  10,364,118   15,121,049
                                            ----------- -----------  -----------
                                             10,718,969  12,064,786   17,361,771
                                            ----------- -----------  -----------
Operating income...........................   1,446,424   1,992,598    3,506,030
Interest expense...........................     182,826     220,658      535,121
Other expense (income).....................       3,225     (28,697)      27,466
                                            ----------- -----------  -----------
Net income before taxes....................   1,260,373   1,800,637    2,943,443
                                            ----------- -----------  -----------
Income tax expense.........................     496,260     728,007    1,150,114
                                            ----------- -----------  -----------
Net income.................................     764,113   1,072,630    1,793,329
                                            =========== ===========  ===========
Beginning retained earnings................   4,876,451   5,640,564    6,713,194
                                            ----------- -----------  -----------
Ending retained earnings................... $ 5,640,564 $ 6,713,194  $ 8,506,523
                                            =========== ===========  ===========
Net income per share....................... $       113 $       159  $       265
                                            =========== ===========  ===========
Weighted average shares outstanding........       6,737       6,762        6,762
                                            =========== ===========  ===========



                See accompanying notes to financial statements.

                           NORTH STAR PLATING COMPANY

                            STATEMENT OF CASH FLOWS

                                              YEAR ENDED SEPTEMBER 30,
                                         -------------------------------------
                                            1994         1995         1996
                                         -----------  -----------  -----------
OPERATING ACTIVITIES
Net income.............................  $   764,113  $ 1,072,630  $ 1,793,329
Adjustments to reconcile net income to
 net cash provided by (used in)
 operations:
  Depreciation and amortization........      527,989      638,016      946,000
  Loss on disposal of equipment........        8,753       63,778       33,032
  Deferred income taxes................      (63,510)     (64,210)    (180,466)
  Cash surrender value of officers'
   life insurance, net of loans........      (48,090)         --           --
Changes in operating assets and
 liabilities:
  Accounts receivable..................     (306,351)    (605,135)  (1,104,985)
  Inventories..........................   (1,313,602)    (743,915)  (2,550,815)
  Prepaids and other assets............     (269,547)     254,014      150,660
  Accounts payable, taxes and other
   liabilities.........................      465,367      292,161    3,379,129
                                         -----------  -----------  -----------
Net cash (used in) provided by
 operating activities..................     (234,878)     907,339    2,465,884
INVESTING ACTIVITIES
Purchase of plant and equipment........   (1,311,206)    (580,002)  (1,132,424)
Purchase of business...................          --           --      (132,914)
Proceeds from sale of property, plant
 and equipment.........................        9,910       27,572       71,099
                                         -----------  -----------  -----------
Net cash used in investing activities..   (1,301,296)    (552,430)  (1,194,239)
FINANCING ACTIVITIES
Proceeds from revolving line of credit
 and long-term borrowings..............    1,678,086      635,222      720,189
Principal payments on revolving line of
 credit and long-term debt.............     (938,525)  (1,008,823)  (1,711,224)
Issuance of common stock...............       83,646          --           --
                                         -----------  -----------  -----------
Net cash provided by (used in)
 financing activities..................      823,207     (373,601)    (991,035)
                                         -----------  -----------  -----------
Increase (decrease) in cash............     (712,967)     (18,692)     280,610
Cash and cash equivalents at beginning
 of year...............................      811,893       98,926       80,234
                                         -----------  -----------  -----------
Cash and cash equivalents at end of
 year..................................  $    98,926  $    80,234  $   360,844
                                         ===========  ===========  ===========


                See accompanying notes to financial statements.

                          NORTH STAR PLATING COMPANY

                         NOTES TO FINANCIAL STATEMENTS

                              SEPTEMBER 30, 1996

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

  North Star Plating Company, in existence since April 1, 1968, is a manufacturer and wholesale distributor of automotive aftermarket parts and a wholesale distributor of paint and body supplies.

  As stated in Note 2, in January 1996, the Company purchased substantially all of the assets of Carolina Bumper, Inc., Carolina Auto Body and Paint Supply, Inc., Carolina Truck Specialties/Automotive Colors, Inc. and Carolina Bumper/Automotive Colors, Inc., automotive wholesale and retail supply businesses.

CASH EQUIVALENTS

  The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

REVENUE RECOGNITION

  The Company recognizes revenue from product sales at the time of delivery or shipment. The Company provides its customers the right to return products that are damaged or defective. The effect of these programs is estimated and current period sales and cost of sales are reduced accordingly.

INVENTORIES

  The Company's inventories consist primarily of automotive crash parts, bumpers and automotive paint. Inventories are stated at the lower of cost (first-in, first-out method) or market.

INTANGIBLES

  Goodwill is amortized over a fifteen-year period using the straight-line method. The non-compete agreements are amortized using the straight-line method over the terms of the agreements.

RECLASSIFICATIONS

  Certain amounts in the 1995 and 1994 financial statements have been reclassified to conform with the 1996 presentation.

INCOME TAXES

  Income taxes are accounted for under the liability method. Deferred income taxes are provided for temporary differences between the financial reporting and tax basis or assets and liabilities.

NEW ACCOUNTING STANDARDS

  In October 1995, the FASB issued Statement No. 123, "Accounting for Stock-Based Compensation," which establishes financial accounting and report standards for stock-based compensation plans. The Company will comply with this standard in 1997.

                          NORTH STAR PLATING COMPANY

                              SEPTEMBER 30, 1996


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

LONG-LIVED ASSETS

  In March 1995, the FASB issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying value. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The effect of the adoption by the Company in 1996 was not material.

USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from the estimates.

DEPRECIATION

  The Company uses the straight-line method for depreciation of property, plant and equipment over the following estimated useful lives:

   Shop machinery and equipment...................................... 5-12 years
   Office furniture and equipment.................................... 5-10 years
   Vehicles.......................................................... 3-5 years
   Leasehold improvements and capital leases......................... 5-20 years

CONCENTRATION OF CREDIT RISK

  Accounts receivable subject the Company to a potential concentration of credit risk. Substantially all of the Company's customers are in the auto body repair business, five representing more than 1% of sales. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Receivables are due within 30 days. Credit losses have consistently been within management's expectations.

STOCK-BASED COMPENSATION

  The Company accounts for stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees and Related Interpretations."

FAIR VALUE OF FINANCIAL INSTRUMENTS

  Statement of Financial Accounting Standards No. 107 requires disclosure of fair value information about financial instruments for which it is practicable to estimate that value. The Company records its financial instruments at market value.

                          NORTH STAR PLATING COMPANY

                              SEPTEMBER 30, 1996


2. ACQUISITION

  On January 1, 1996, the Company purchased substantially all of the assets of Carolina Bumper Inc., Carolina Auto Body and Paint Supply, Inc., Carolina Truck Specialties/Automotive Colors, Inc. and Carolina Bumper/Automotive Colors, Inc., automotive wholesale and retail supply businesses. As consideration for the assets purchased, the Company paid cash of approximately $3,700,000, assumed certain liabilities and issued a one-year promissory note in the original amount of $646,818. The note is due in monthly installments and bears interest at the rate of 8%.

  The Company also issued promissory notes of $200,000 and $500,000 in exchange for a five-year covenant not to compete on the part of the sole shareholder and an executive. The first promissory note is due in 12 equal monthly installments and bears interest at the rate of 8%. The second promissory note is due in 60 equal monthly installments and bears interest at the rate of 8%. The related intangible assets are being amortized over the life of the agreements.

  The acquisition was accounted for using the purchase method and, accordingly, the acquired assets and liabilities were recorded at their estimated fair values. The results of operations have been included since the date of acquisition.

  The following unaudited supplemental pro forma information has been prepared assuming the acquisition had occurred at the beginning of the period presented. Pro forma results are not necessarily indicative of the results that would have occurred had the acquisition actually taken place at the beginning of the periods shown, or the expected results of future operations.

                                                          YEAR ENDED SEPTEMBER
                                                                   30,
                                                         -----------------------
                                                            1995        1996
                                                         ----------- -----------
   Net Sales............................................ $42,948,000 $54,067,000
   Net Income...........................................     780,000   1,743,000
   Net Income per share.................................         115         258

3. INVENTORIES

  The major classes of inventories are as follows as of September 30:

                                                            1995        1996
                                                         ----------  ----------
   Raw materials........................................ $  726,733  $  915,984
   Work-in-process......................................     39,600      83,712
   Finished goods.......................................  5,062,106   9,189,839
   Less reserve for obsolescence........................   (195,000)   (340,000)
                                                         ----------  ----------
                                                         $5,633,439  $9,849,535
                                                         ==========  ==========

4. NOTES PAYABLE

  Under terms of its outstanding credit agreements, the Company can borrow up to $1,000,000 based on certain percentages of eligible collateral, primarily inventory and receivables. Borrowings under the agreements are at the lender's sole discretion, are due on demand, bear interest at .5% over the base rate and are secured by substantially all of the Company's assets. The outstanding balance of the credit facility at September 30, 1996 and 1995 was $1,000,000.

  The Company is prohibited from selling or disposing of its property, consolidating or merging or declaring or paying dividends except for amounts required to pay shareholder taxes due on earnings. The Company must also maintain certain specified financial ratios.

                           NORTH STAR PLATING COMPANY

                               SEPTEMBER 30, 1996


5. LONG-TERM DEBT

  Long-term debt at September 30 consists of the following:

                                                            1995       1996
                                                         ---------- ----------
   Installment loans, each loan secured by a vehicle,
    maturing at various times through March 25, 1999,
    payable in monthly installments of $41,739,
    including interest from 7.00% to 9.75%.............  $  487,163 $  568,114
   Note payable to bank, secured by all inventories,
    equipment and accounts receivable, payable in
    monthly installments of $5,385, including interest
    at .50% over the bank's base rate through
    December 15, 1997..................................     140,362     86,131
   Note payable, C. Fagerhaugh, due in monthly
    installments of $3,965 and $1,322, including 10%
    interest, maturing November 1, 1995. Guaranteed by
    an officer and former shareholder of the Company...       5,242        --
   Note payable, Trombley, Nozel & Howard, unsecured,
    due in monthly installments of $4,978, including
    9.00% interest until July 15, 1998.................     149,082    100,808
   Note payable to bank, secured by all inventories,
    equipment, accounts receivable and fixed assets,
    payable in monthly installments of $62,877
    including 8.23% interest until December 31, 2000...         --   3,663,984
   Note payable, XRJ, Inc., secured by acquired assets,
    payable in monthly installments of $56,438 until
    December 15, 1996..................................         --     222,040
   Demand loan payable, R. Wood, interest 8%,
    unsecured..........................................      42,000     42,000
   Loan payable, W. Farmer, unsecured, payable in
    monthly installments of $7,124, including variable
    interest of .50% over First Chicago's base rate,
    through January 15, 1998...........................     173,526    100,706
   Note payable, Automotive Enterprises Company,
    payable in monthly installments of $15,638,
    including 7% interest, until April 15, 1999,
    secured by certain vehicles, equipment, inventory,
    accounts receivable and goodwill...................     593,194    442,285
   Covenants-not-to-compete, payable in monthly
    installments of $5,385, no interest, through July
    15, 1998...........................................     183,090    118,470
   Covenants-not-to-compete, original issue of
    $200,000, payable in monthly installments of
    $17,451, including interest of 8%, until January
    15, 1997...........................................         --      68,656
   Covenant-not-to-compete with Melvin Smith, original
    issue of $500,000, payable in monthly installments
    of $10,138, including interest of 8%, until January
    15, 2001...........................................         --     442,400
   Capital lease obligation, payable in monthly
    installments of $5,678, including 6.73% interest,
    through December 1, 1998...........................         --     146,758
                                                         ---------- ----------
                                                          1,773,659  6,002,352
   Less current maturities.............................     661,651  1,678,947
                                                         ---------- ----------
                                                         $1,112,008 $4,323,405
                                                         ========== ==========

                          NORTH STAR PLATING COMPANY

                              SEPTEMBER 30, 1996


5. LONG-TERM DEBT (CONTINUED)

  Maturities of long-term debt at September 30, 1996 are as follows:

   1997.............................................................. $1,678,947
   1998..............................................................  1,220,874
   1999..............................................................    826,210
   2000..............................................................    715,669
   2001..............................................................  1,560,652
                                                                      ----------
                                                                      $6,002,352
                                                                      ==========

6. OPERATING LEASES

  The Company leases operating facilities and equipment. The terms of the leases vary. Future lease commitments at September 30, 1996 for noncancelable operating leases are approximately as follows:

   1997.............................................................. $1,334,539
   1998..............................................................  1,243,008
   1999..............................................................  1,148,785
   2000..............................................................  1,156,225
   2001..............................................................  1,127,442
   Thereafter........................................................  2,957,006
                                                                      ----------
                                                                      $8,967,005
                                                                      ==========

  Total rent expense was $1,362,855, $1,030,903 and $943,794 for the years ended September 30, 1996, 1995 and 1994, respectively. Rent expense to related parties, included in the total rent expense, during those same years was $580,371, $527,815 and $495,415, respectively. Certain leases contain provisions for rent escalation which are being amortized on a straight-line basis over the lives of the leases.

7. INCOME TAXES

  Significant components of the provision for income taxes are as follows:

                                                   1994      1995       1996
                                                 --------  --------  ----------
   Current
    Federal..................................... $456,084  $600,368  $1,084,671
    State.......................................  103,686   191,848     245,909
                                                 --------  --------  ----------
   Total current................................  559,770   792,216   1,330,580
   Deferred benefit.............................  (63,510)  (64,210)   (180,466)
                                                 --------  --------  ----------
                                                 $496,260  $728,006  $1,150,114
                                                 ========  ========  ==========

                          NORTH STAR PLATING COMPANY

                              SEPTEMBER 30, 1996

7. INCOME TAXES (CONTINUED)

  The effective tax rate for the years ended September 30, 1996, 1995 and 1994 differs from the federal statutory rate primarily as a result of the provision for state income taxes and permanent differences. The reconciliation of income taxes computed at the U.S. federal statutory tax rates to income tax expense is as follows:

                                    1994               1995               1996
                             ------------------ ------------------ ------------------
                               AMOUNT   PERCENT   AMOUNT   PERCENT   AMOUNT   PERCENT
                             ---------- ------- ---------- ------- ---------- -------
   Pre-tax book income.....  $1,260,373  100.0% $1,800,637  100.0% $2,943,443  100.0%
                             ==========  =====  ==========  =====  ==========  =====
   Federal tax at 34%......  $  428,527   34.0% $  612,217   34.0% $1,000,771   34.0%
   State tax net of federal
    benefit................      60,498    4.8      86,968    4.8     137,627    4.7
   Other...................       7,235    0.6      28,822    1.6      11,716    0.4
                             ----------  -----  ----------  -----  ----------  -----
                             $  496,260   39.4% $  728,007   40.4% $1,150,114   39.1%
                             ==========  =====  ==========  =====  ==========  =====

  Deferred income taxes are recorded to reflect temporary differences between financial and tax reporting. The significant components of the net deferred tax assets and deferred tax liabilities at September 30, 1996 and 1995 are as follows:

                                                1995                1996
                                         ------------------  ------------------
                                                    NON-                NON-
                                         CURRENT   CURRENT   CURRENT   CURRENT
                                         -------- ---------  -------- ---------
   Deferred tax assets
    Accrued vacation.................... $ 34,000 $     --   $ 45,800 $     --
    Bad debt reserve....................   20,000       --     30,000       --
    Allowance for sales returns.........      --        --     40,250       --
    Allowance for sales discounts.......      --        --     27,603       --
    Inventory obsolescence..............   78,000       --    136,960       --
    UNICAP..............................  262,000       --    360,000       --
    Non-compete covenant................      --     13,320       --     47,413
                                         -------- ---------  -------- ---------
                                          394,000    13,320   640,613    47,413
   Deferred tax liabilities
    Depreciation........................      --    282,400       --    382,640
                                         -------- ---------  -------- ---------
   Net deferred asset (liability)....... $394,000 $(269,080) $640,613 $(335,227)
                                         ======== =========  ======== =========

8. EMPLOYEE BENEFITS PLAN

  The Company adopted a 401(k) plan in fiscal 1996 that covers substantially all of its employees. Employees who have completed more than one year of service are eligible and may contribute from 1% to 15% of their base pay. The Company matches 50% of the first 4% of employee contributions. Employee contributions vest immediately, while employer contributions vest based on years of service. The Company's contribution to the plan was $124,665 during 1996.

9. SUPPLEMENTAL CASH FLOW DISCLOSURES

                                                     YEAR ENDED SEPTEMBER 30,
                                                   ----------------------------
                                                     1994     1995      1996
                                                   -------- -------- ----------
   Interest paid during the year.................. $185,326 $220,212 $  530,267
   Income taxes paid during the year..............  696,365  778,830  1,238,375
   Purchase of business...........................      --       --   5,219,547

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-------------------------------------------------------------------------------

  NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING SHAREHOLDER OR ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION PRESENTED HEREIN OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE AS OF WHICH SUCH INFORMATION IS GIVEN. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK TO WHICH IT RELATES, OR ANY SUCH SHARES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                                --------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary .......................................................    3
Risk Factors .............................................................    7
Use of Proceeds ..........................................................   12
Dividend Policy ..........................................................   12
Price Range of Common Stock ..............................................   12
Capitalization ...........................................................   13
Selected Consolidated Financial Data .....................................   14
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   16
Business .................................................................   20
Management ...............................................................   30
Principal and Selling Shareholders........................................   41
Description of Capital Stock .............................................   42
Underwriting .............................................................   45
Legal Matters ............................................................   46
Experts ..................................................................   46
Additional Information ...................................................   46
Index to Financial Statements.............................................  F-1

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                               4,540,000 SHARES

                [LOGO OF KEYSTONE AUTOMOTIVE INDUSTRIES, INC.]

                              KEYSTONE AUTOMOTIVE
                               INDUSTRIES, INC.

                                 COMMON STOCK

                               ----------------

                                  PROSPECTUS

                               ----------------

                                MORGAN KEEGAN &
                                 COMPANY, INC.

                           A.G. EDWARDS & SONS, INC.

                             CROWELL, WEEDON & CO.

                                 JUNE 26, 1997

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